UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Onvia.com, Inc.
(Name of Subject Company)

Onvia.com, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68338T-40-3
(CUSIP Number of Class of Securities)

Michael D. Pickett
Chief Executive Officer, Acting Chief Financial Officer and Chairman
Onvia.com, Inc.
1260 Mercer Street
Seattle, Washington 95109
(206) 282-5170
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to

John M. Steel, Esq. Gray Cary Ware & Freidenrich LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104 (206) 839-4800	Henry Lesser, Esq. Gray Cary Ware & Freidenrich, LLP 400 Hamilton Avenue Palo Alto, CA 94301 (650) 833-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communications filed as part of this Schedule:*

1.	Press Release, dated November 25, 2002, announcing adoption of Stockholder Rights Plan.
2.	Press Release, dated November 18, 2002, announcing retention of investment banking firm.
3.	Press Release, dated November 14, 2002, announcing receipt of revised unsolicited acquisition proposal.
4.	Press Release, dated October 21, 2002, announcing rejection of unsolicited acquisition proposal.
5.	Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2002.
6.	Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 25, 2002.

*
In certain filings made by DGR Enterprises, Inc. on Schedule TO-C with the Securities and Exchange Commission, DGR has stated that it will file a Tender Offer Statement with the Securities and Exchange Commission if it commences a tender offer for Onvia’s shares. Onvia is making this filing because DGR has filed on Schedule TO-C. No inference should be drawn from this filing that the attachments hereto, at the time of their initial publication or currently, constituted or constitute a recommendation or solicitation by Onvia governed by Rule 14d-9 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

Attachment 1

FOR IMMEDIATE RELEASE

ONVIA.COM, INC.

ADOPTS STOCKHOLDER RIGHTS PLAN

Seattle, Washington, November 25, 2002 – Onvia.com, Inc. (Nasdaq:ONVI) announced today that its Board of Directors has unanimously adopted a Stockholder Rights Plan designed to enable all Onvia stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Onvia stockholders in the event that an unsolicited attempt is made to acquire Onvia. The adoption of the Rights Plan is intended to guard against any potential use of takeover tactics designed to gain control of Onvia without paying all stockholders full and fair value. Onvia’s Rights Plan is similar to the form of plan adopted by a substantial number of other public companies.

In adopting the Rights Plan, the Onvia Board of Directors considered the fact that it has recently received a revised unsolicited acquisition proposal from DGR Enterprises, Inc., whose principals include Glenn Ballman, Onvia’s former chief executive, Rob Ayer, another former Onvia executive, and David Bell, an early Onvia investor. According to its most recent SEC filing, the principals of DGR beneficially own approximately 8.29% of Onvia’s outstanding Common Stock.

The Board of Directors has not formulated any position with respect to the most recent offer from DGR, which DGR unilaterally extended from November 18, 2002 until December 6, 2002 following Onvia’s announcement that it had engaged Broadview International LLC to explore all of Onvia’s strategic alternatives for maximizing stockholder value and that this review would encompass DGR’s offer if it were extended. The Board of Directors concluded that adoption of the Rights Plan was in the best interests of Onvia’s stockholders and will assist the Board in completing its ongoing review of Onvia’s strategic alternatives and in identifying and implementing, following the completion of that review, the strategy that the Board concludes will best maximize stockholder value.

Under the Rights Plan, stockholders of record at the close of business on December 6, 2002 will receive one share purchase Right for each share of Onvia Common Stock held on that date.

The Rights, which will initially trade with the Common Stock, permit Onvia stockholders, other than the acquiror, to purchase Onvia Common Stock having a market value of twice the exercise price of the Rights when a person or group acquires 25% or more of Onvia’s Common Stock without prior Board approval. Alternatively, when the Rights become exercisable, the Board of Directors may authorize the issuance of one share of Onvia Common Stock in exchange for each Right that is then exercisable. In addition, in the event of certain business combinations, the Rights permit the purchase of the Common Stock of an acquiror at a 50% discount. Rights held by the acquiror will become null and void in each case. Prior to a person or group acquiring 25%, the Rights can be redeemed for $0.01 each by action of the Board. Onvia’s two largest stockholders, who are represented on the Board of Directors, beneficially own approximately 22.5% and 19.0%, respectively, of Onvia’s outstanding Common Stock.

The Rights expire on November 22, 2012. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on December 6, 2002 and thereafter.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St., Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com. For investor relations questions, please e-mail InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements regarding adoption of the Rights Plan, and there can be no assurance that the Rights Plan will be successfully implemented in the face of an unsolicited takeover attempt or that the Rights Plan will result in a higher price per share to stockholders in such event. We have no current plan to update these statements. Actual events may differ substantially from what we say today and no one should assume at a later date that the forward-looking statements provided herein are still valid.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the third quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

In the event that DGR formally commences a tender offer by filing a Tender Offer Statement with the Securities and Exchange Commission, Onvia would be under an obligation to issue a formal recommendation or solicitation governed by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended, within the time, and containing the information, prescribed by such Rule. In the event that any such information is filed, you are advised to read such information carefully because it will contain important information.

Attachment 2

Onvia.com, Inc. (ticker: ONVI, exchange: NASDAQ) News Release—18-Nov-2002

Onvia Retains Investment Banking Firm to Assist in Evaluation Of Strategic Alternatives

SEATTLE, Nov. 18 /PRNewswire-FirstCall/ — Onvia.com, Inc. (Nasdaq: ONVI) announced today that its Board of Directors has re-engaged the investment banking firm of Broadview International LLC to assist in conducting a review of all of the company’s strategic alternatives for maximizing stockholder value, including a possible sale of the company. Onvia’s prior engagement with Broadview ended in July 2002. The company noted that there is no assurance that any transaction would result from its review. Any strategic alternative would need the approval of the company’s directors who hold 48.4% of the company’s outstanding common stock and, depending on the nature of the alternative approved, may also require the approval of the company’s shareholders.

On November 14, 2002, DGR Enterprises, Inc., a group that includes Onvia’s former CEO, Glenn Ballman, increased its prior unsolicited proposal to acquire Onvia from $2.75 per share to $3.50 per share. Onvia will not respond to this offer by DGR Enterprise’s deadline of 5 o’clock, November 18. If DGR Enterprises extends the offer, Onvia’s Board of Directors will request that Broadview review this proposal as well as all other strategic alternatives for maximizing stockholder value.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St., Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com. For investor relations questions, please e-mail InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements with respect to the possible sale of the company. There can be no assurance that any transaction, including the sale of Onvia, will result from the engagement of Broadview or the Board of Directors’ examination of strategic alternatives. We have no current plan to update these statements. Actual events may differ substantially from what we say today and no one should assume at a later date that the forward-looking statements provided herein are still valid.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the third quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.
SOURCE Onvia.com, Inc.
-0- 11/18/2002
/CONTACT: Topher Malarkey, Director of Marketing Strategy of Onvia.com, Inc., +1-206-373-9047/

Attachment 3

Onvia.com, Inc. (ticker: ONVI, exchange: NASDAQ) News Release—14-Nov-2002

Onvia Receives Acquisition Offer

SEATTLE, Nov. 14 /PRNewswire-FirstCall/ — Onvia.com, Inc. (Nasdaq: ONVI), helping businesses secure government contracts and government agencies find suppliers online, announced today that it has received a non-binding offer from DGR Enterprises, Inc. to purchase all of the outstanding shares of the company for $3.50 per share. The Company’s Board of Directors intends to carefully study this latest proposal.

DGR Enterprises, Inc. includes Glenn Ballman, the company’s former chief executive, Rob Ayer, another former company executive, and David Bell, an early Onvia investor. DGR Enterprises submitted an offer for $2.75 on October 10, 2002 which the company rejected.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St, Seattle, WA 98109. Tel: 206/282-5170, fax: 206/373-8961, or visit www.onvia.com, or email InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements regarding Onvia’s inability to identify the benefits of all strategic alternatives. For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the second quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

SOURCE Onvia.com, Inc.

/CONTACT: Topher Malarkey of Onvia.com, Inc., +1-206-373-9047/

Attachment 4

Onvia.com, Inc. (ticker: ONVI, exchange: NASDAQ) News Release—21-Oct-2002

Onvia.com Confirms Rejection of Acquisition Proposal by Former Executives

SEATTLE, Oct 21, 2002 /PRNewswire-FirstCall via COMTEX/ — Onvia.com, Inc. (Nasdaq: ONVI) confirmed today that it had previously rejected an acquisition proposal by a group led by former company executives. The group’s non-binding offer to negotiate an acquisition at $2.75 per share was contained in a letter dated October 10, 2002, by DGR Enterprises, Inc., whose principals include Glenn Ballman, the company’s former chief executive, Rob Ayer, another former company executive, and David Bell, an early Onvia investor.

“The Onvia board of directors views this proposal as the latest in a series of efforts by Glenn Ballman to acquire Onvia for a price substantially below its cash value,” stated Mike Pickett, Onvia’s Chairman and Chief Executive Officer. “As with his prior offers, the Onvia board of directors has determined that DGR’s current proposal is not in the best interests of Onvia shareholders. At the end of the third quarter, the company had cash and cash- equivalent assets of more than $40.3 million, or $5.27 per share, so their proposed $2.75 price comes up short by nearly 50% of our actual cash value.”

“Despite the weakness in the economy and the stock markets this year, the company’s business has certainly not deteriorated since Mr. Ballman’s last offer, as the third quarter results that we plan to announce in a few days will demonstrate,” continued Pickett. “As a result, our board of directors, which represents 48.4% of Onvia’s outstanding shares, does not believe that further negotiations with Mr. Ballman and his group would be productive.”

Onvia will hold its third quarter 2002 earnings conference call this Thursday, October 24, 2002 at 4:30 p.m. Eastern time.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer Street, Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com, or email InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward- looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements regarding improvement in Onvia’s financial performance, Onvia’s path to profitability, and the progress and benefits of Onvia’s execution of its business plan. Onvia’s actual results could differ materially from those described in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Onvia’s failure to anticipate expenditures which could significantly increase Onvia’s operating costs and cash burn rate; dissatisfaction by agencies and suppliers with Onvia’s provision of products and services; Onvia’s inability to identify the benefits of all strategic alternatives; Onvia’s inability to achieve cash flow profitability with projected timeframes; and failure of government agencies and businesses to participate in Onvia’s exchange in sufficient and increasing numbers.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the second quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

SOURCE Onvia.com, Inc.

CONTACT: Topher Malarkey of Onvia.com, Inc., +1-206-373-9047

Attachment 5

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 22, 2002

ONVIA.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-29609	91-1859172
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1260 Mercer Street
Seattle, Washington 98109
(Address of principal executive offices)

Registrant’s telephone number, including area code: (206) 282-5170

Item 5.    Other Events.

(a)    Adoption of Rights Agreement.

On November 22, 2002, the Board of Directors of Onvia.com, Inc. (the “Company”) declared a dividend distribution of one Preferred Stock Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of Common Stock, $0.0001 par value (“Common Stock”), of the Company. The distribution will be paid as of December 6, 2002 (the “Record Date”), to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series RP Preferred Stock, $0.0001 par value (the “Preferred Stock”), at a price of $18.00 (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement dated as of November 22, 2002 (the “Rights Agreement”), between the Company and U.S. Stock Transfer Corp. (the “Rights Agent”). The summary of the Rights Agreement set forth herein is qualified in its entirety by the full text of the Rights Agreement attached hereto as Exhibit 4.1.

Distribution Date.

Until the earlier to occur of (i) the first date of public announcement by the Company or by a person or group of affiliated or associated persons (“Acquiring Person”), other than the Company or any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company including, without limitation, in its fiduciary capacity, or of any subsidiary of the Company, or any individual, firm, corporation, or any partnership, trust or other entity (a “Person”) organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of the Company or any Subsidiary of the Company (“Exempt Person”), that such an Acquiring Person has acquired, or obtained the right to acquire, without (1) approval of the Board of Directors, or (2) either (x) a good faith determination of the Board of Directors that such Person has inadvertently become an Acquiring Person or (y) within two business days of being requested by the Company to advise the Company regarding same, or such earlier date as a majority of the Board of Directors shall become aware of such acquisition of the Common Stock (the “Stock Acquisition Date”) (or, if the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), a written certification from such Person stating that such Person has inadvertently become an Acquiring Person, and in the case of either (x) or (y), (z) such Person divests as promptly as practicable a sufficient number of shares of the outstanding Common Stock so that such Person would no longer beneficially own securities of the Company representing 25% or more of the outstanding Common Stock of the Company (other than solely as a result of a reduction in the outstanding shares of the Common Stock of the Company) or (ii) the tenth business day (subject to extension by the Board prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer by any person (other than by an Exempt Person), the consummation of which would result in the beneficial ownership of 25% or more of the outstanding Common Stock by such person, together with its affiliates and associates (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to all shares of Common Stock that are issued after the Record Date prior to the Distribution Date (or earlier redemption or expiration of the Rights), by certificates representing such shares of Common Stock together with the Summary of Rights attached thereto.

2

Issuance of Rights Certificates; Expiration of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after the Record Date, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company’s Common Stock certificates, with or without the aforesaid legend or the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date. The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier of (i) ten years after the date of issuance, or November 22, 2012 or (ii) redemption or exchange by the Company.

Adjustments to Prevent Dilution.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Rights and Preferences of Series RP Preferred Stock.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $450 or (b) 1,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $18,000 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 1,000 times the aggregate payment to be distributed per share of Common Stock. Each share of Preferred Stock will have

3

1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares (in integral multiples of one one-thousandth) of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Right to Buy Company Common Stock.

In the event (i) any person becomes an Acquiring Person or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) consolidates with or merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in on one or more transactions, any assets to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company’s (or its subsidiary’s) past practice, (5) receives the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how (or any other intellectual or industrial property rights recognized under any country’s intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, or (iii) while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any

4

other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person (such events are collectively referred to herein as the “Flip-In Events”), then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the then current Purchase Price, in lieu of one one-thousandth of a share of Preferred Stock per outstanding Right, that number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of the Common Stock for the thirty consecutive trading days (“Current Market Price”) on the date of such Flip-In Event. Notwithstanding the foregoing, Rights held by the Acquiring Person or any Associate or Affiliate thereof or certain transferees will be null and void and no longer be transferable.

The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with this paragraph such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock. In the event that insufficient shares of Common Stock are available to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the Board of Directors shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the “Spread”) of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with this paragraph (the “Current Value”) over (2) the Purchase Price, and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing paragraph), make adequate provision to substitute for the shares of Common Stock issuable in accordance with this paragraph upon exercise of the Right and payment of the Purchase Price, (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors to have substantially the same value as the shares of Common Stock, (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price); provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event, then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. Rights are not exercisable following the occurrence of the events set forth in the foregoing paragraph until the expiration of the period during which the Rights may be redeemed as described below.

5

Right to Buy Acquiring Company Stock.

Unless the Rights are earlier redeemed, in the event that following the first occurrence of a Flip-In Event, the Company were to be acquired in a merger or other business combination in which any shares of the Company’s Common Stock are exchanged or converted for other securities or assets (other than a merger or other business combination in which the voting power represented by the Company’s securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction), or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the “Flip-Over Events”), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or affiliates or associates thereof) will from and after such date have the right to receive, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

Cash Paid Instead of Issuing Fractional Shares.

No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

Redemption.

At any time until the occurrence of a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Exchange Provision.

At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any Person (other than an Exempt Person), together with all Affiliates and Associates, becomes the Beneficial Owner of more than 50% of the Common Stock outstanding, the Board of Directors of the Company may, at its option, exchange all or any portion of the outstanding Rights (other than Rights held by any Acquiring Person which have become void) for shares of Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges) per Right. Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of Common Stock or Common Stock Equivalents pursuant to the exchange. In the event there are insufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company shall take all actions necessary to authorize additional shares.

6

Amendment of Rights Agreement.

Until the Rights become nonredeemable the Company may, except with respect to the redemption price of the Rights, amend the Rights Agreement in any manner. After the Rights become nonredeemable, the Company may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates or associates) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.

No Shareholder Rights Prior to Exercise.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Tax Consequences.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company’s shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

Certain Anti-Takeover Effects.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company’s Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Board.

The form of Rights Agreement between the Company and U.S. Stock Transfer Corp., as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) and the Company’s press releases dated November 25, 2002 and November 18, 2002 are attached hereto as Exhibit 4.1, Exhibit 99.1 and Exhibit 99.2, respectively. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

7

Item 7.    Financial Statements and Exhibits.

The form of Rights Agreement between the Company and U.S. Stock Transfer Corp., as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement), the Company’s press releases dated November 25, 2002 and November 18, 2002 and certain additional information regarding Onvia’s Rights Plan are attached hereto as Exhibit 4.1, Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ONVIA.COM, INC.

By:	/S/ MICHAEL D. PICKETT

Michael D. Pickett Chief Executive Officer
Date: November 25, 2002

8

EXHIBIT INDEX

Exhibit	Description

4.1
Form of Rights Agreement between the Company and U.S. Stock Transfer Corp., as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement).

99.1	Press Release, dated November 25, 2002 with respect to adoption of Stockholder Rights Plan.

99.2	Press Release, dated November 18, 2002 with respect to engagement of investment banking firm.

99.3	Certain additional information regarding Onvia’s Rights Plan.

Exhibit 4.1

ONVIA.COM, INC.

AND

U.S. STOCK TRANSFER CORP.

Rights Agent

RIGHTS AGREEMENT

Dated as of November 22, 2002

i

TABLE OF CONTENTS
(continued)

ii

RIGHTS AGREEMENT

This Rights Agreement (“Rights Agreement”), is dated as of November 22, 2002, between Onvia.com, Inc., a Delaware corporation (the “Company”), and U.S. Stock Transfer Corp. (the “Rights Agent”).

WITNESSETH:

WHEREAS, the Board of Directors of the Company on November 22, 2002 (i) authorized the issuance and declared a dividend of one right (“Right”) for each share of the common stock, par value $0.0001 per share, of the Company outstanding as of the Close of Business (as such term is hereinafter defined) on December 6, 2002 (the “Record Date”), each Right representing the right to purchase one one-thousandth of a share of Series RP Preferred Stock of the Company having the rights, powers and preferences set forth in the form of Certificate of Designation attached hereto as Exhibit A upon the terms and subject to the conditions hereinafter set forth, and (ii) further authorized the issuance of one Right with respect to each share of Common Stock of the Company that shall become outstanding between the Record Date and the Distribution Date (as such term is hereinafter defined);

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties agree as follows:

1. Certain Definitions. For purposes of this Rights Agreement the following terms shall have the meanings indicated:

(a)    “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 25% or more of the outstanding Common Stock of the Company, without the prior approval of the Board of Directors; provided, however, that in no event shall a Person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of less than 25% of the Company’s outstanding Common Stock, become an Acquiring Person solely as a result of a reduction of the number of shares of outstanding Common Stock, including repurchases of outstanding shares of Common Stock by the Company, which reduction increases the percentage of outstanding shares of Common Stock beneficially owned by such Person; provided, further, that if a Person shall become the Beneficial Owner of 25% or more of the Company’s Common Stock then outstanding solely by reason of a reduction of the number of shares of outstanding Common Stock, and shall thereafter become the Beneficial Owner of any additional shares of Common Stock of the Company, then such Person shall be deemed to be an Acquiring Person if, upon any such subsequent acquisition or acquisitions such person becomes the Beneficial Owner of at least 25% of the Company’s Common Stock then outstanding. An Acquiring Person shall not include an Exempt Person (as such term is hereinafter defined). Notwithstanding the foregoing, if (i) either (x) the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership but had no actual knowledge of the consequences of such Beneficial Ownership under this Rights Agreement) and without any intention of changing or influencing control of the Company, or (y) within two Business Days of being requested by the Company to advise the Company regarding same, such Person certifies in writing that such Person acquired Beneficial Ownership of 25% or more of the Company’s outstanding Common Stock inadvertently or without knowledge of the terms of the Rights, and (ii) such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an Acquiring Person for any purposes of this Rights Agreement.

(b)    “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Rights Agreement.

(c)    A Person shall be deemed the “Beneficial Owner” of any securities

(i)    which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly;

(ii)    which such Person or any of such Person’s Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), whether or not in writing, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to “beneficially own,” securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange; or (B) the right to vote or dispose of or has “beneficial ownership” of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, or any comparable or successor rule), including pursuant to any agreement, arrangement or understanding (whether or not in writing); provided, however, that a Person shall not be deemed the Beneficial Owner of, or to “beneficially own,” any securities if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii)    which are beneficially owned, directly or indirectly, by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting (except as described in the proviso to clause (B) of subparagraph (ii) of this Section 1(c)) or disposing of any securities of the Company; provided, however, that no

Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person’s status or authority as such, to be the Beneficial Owner of, to have “beneficial ownership” of, or to “beneficially own,” any securities that are “beneficially owned” (as defined in this Section 1(c)), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

For all purposes of this Rights Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including any calculation for purposes of determining the particular percentage of such outstanding shares of Common Stock of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.

(d)    “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which the New York Stock Exchange or banking institutions in the State of New York or the State of Washington are authorized or obligated by law or executive order to close.

(e)    “Close of Business” on any given date shall mean 5:00 P.M., New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 P.M., New York time, on the next succeeding Business Day.

(f)    “Common Stock” when used with reference to the Company shall mean the common stock, par value $0.0001 per share, of the Company. “Common Stock” when used with reference to any Person other than the Company which shall be organized in corporate form shall mean the capital stock or other equity security with the greatest per share voting power of such Person or, if such Person is a Subsidiary of or is controlled by another Person, the Person which ultimately controls such first-mentioned Person. “Common Stock” when used with reference to any Person other than the Company which shall not be organized in corporate form shall mean units of beneficial interest which shall represent the right to participate in profits, losses, deductions and credits of such Person and which shall be entitled to exercise the greatest voting power per unit of such Person.

(g)    “Common Stock Equivalents” shall have the meaning set forth in Section 11(a)(iii) hereof.

(h)    “Company” shall have the meaning set forth in the preamble hereto.

(i)    “Current Market Price” shall have the meaning set forth in Section 11(d) hereof.

(j)    “Current Value” shall have the meaning set forth in Section 11(a)(iii) hereof.

(k)    “Distribution Date” shall have the meaning set forth in Section 3(a) hereof.

(l)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(m)    “Exempt Person” shall mean the Company or any Subsidiary of the Company, including, without limitation, in its fiduciary capacity, any employee benefit plan or employee or director stock plan of the Company or of any Subsidiary of the Company, or any Person, organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of the Company or any Subsidiary of the Company.

(n)    “Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

(o)    “Final Expiration Date” shall have the meaning set forth in Section 7(a) hereof.

(p)    “Flip-In Event” shall mean any event described in Section 11(a)(ii)(A), 11(a)(ii)(B) or 11(a)(ii)(C) hereof.

(q)    “Flip-In Trigger Date” shall have the meaning set forth in Section 11(a)(iii) hereof.

(r)    “Flip-Over Event” shall mean any event described in clause (x), (y) or (z) of Section 13(a) hereof.

(s)    “NASDAQ” shall mean the National Association of Securities Dealers, Inc. Automated Quotations Systems.

(t)    “Person” shall mean any individual, firm, corporation, partnership, trust or other entity.

(u)    “Preferred Stock” shall mean the Series RP Preferred Stock, par value $0.0001 per share, of the Company having the rights, powers and preferences set forth in Exhibit A hereto, and, to the extent that there is not a sufficient number of shares of Series RP Preferred Stock authorized to permit the full exercise of the Rights, any other series of Preferred Stock, par value $0.0001 per share, of the Company designated for such purpose containing terms substantially similar to the terms of the Series RP Preferred Stock.

(v)    “Preferred Stock Equivalent” shall have the meaning set forth in Section 11(b) hereof.

(w)    “Principal Party” shall have the meaning set forth in Section 13(b) hereof.

(x)    “Purchase Price” shall have the meaning set forth in Section 4(a) hereof.

(y)    “Record Date” shall have the meaning set forth in the Recitals within this Rights Agreement.

(z)    “Redemption Date” shall have the meaning set forth in Section 7(a) hereof.

(aa)    “Redemption Price” shall have the meaning set forth in Section 23(a) hereof.

(bb)    “Right Certificate” shall have the meaning set forth in Section 3(a) hereof.

(cc)    “Securities Act” shall mean the Securities Act of 1933, as amended.

(dd)    “Spread” shall have the meaning set forth in Section 11(a)(iii).

(ee)    “Stock Acquisition Date” shall mean the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or such earlier date as a majority of the directors shall become aware of the existence of an Acquiring Person.

(ff)    “Substitution Period” shall have the meaning set forth in Section 11(a)(iii) hereof.

(gg)    “Subsidiary” of a Person shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power sufficient to elect a majority of the board of directors or other persons performing similar functions are beneficially owned, directly or indirectly, by such Person and any corporation or other entity that is otherwise controlled by such Person.

(hh)    “Summary of Rights” shall have the meaning set forth in Section 3(b) hereof.

(ii)    “Trading Day” shall mean a day on which the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading is open for the transaction of business or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, a Business Day.

(jj)    “Triggering Event” shall mean any event described in Section 11(a)(ii)(A), 11(a)(ii)(B) or 11(a)(ii)(C) or Section 13 hereof.

(kk)    “Voting Power” shall mean the voting power of all securities of the Company then outstanding and generally entitled to vote for the election of directors of the Company.

Any determination required by the definitions contained in this Section 1 shall be made by the Board of Directors of the Company in its good faith judgment, which determination shall be binding on the Rights Agent and the holders of the Rights.

2.    Appointment of Rights Agent.    The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such Co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and any Co-Rights Agents shall be as the Company shall determine.

3.    Issuance of Right Certificates.

(a)    Until the earlier of (i) the Stock Acquisition Date (or, if the Stock Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intent of any Person (other than an Exempt Person) to commence (which intention to commence remains in effect for five business days after such announcement), a tender or exchange offer upon the successful consummation of which such Person, together with its Affiliates and Associates, would be the Beneficial Owner of 25% or more of the outstanding Common Stock (irrespective of whether any shares are actually purchased pursuant to any such offer) (including any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(c) hereof) by the certificates for the Common Stock registered in the names of the holders of the Common Stock and not by separate Right Certificates, and (y) each Right will be transferable only in connection with the transfer of a share (subject to adjustment as hereinafter provided) of Common Stock. As soon as practicable after the Distribution Date, the Rights Agent will mail, by first-class, postage prepaid mail, to each record holder of the Common Stock as of the Close of Business on the Distribution Date, as shown by the records of the Company, to the address of such holder shown on such records, a Right certificate in substantially the form of Exhibit B hereto (a “Right Certificate”) evidencing one Right for each share of Common Stock so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

(b)    On the Record Date, or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights to Purchase Preferred Stock, substantially in the form attached hereto as Exhibit C (a “Summary of Rights”), by first-class, postage prepaid mail, to each record holder of Common Stock as of the Close of Business on the Record Date, at the address of such holder shown on the records of the Company.

(c)    Rights shall be issued in respect of all shares of Common Stock that are issued (either as an original issuance or from the Company’s treasury) after the Record Date and prior to the earlier of the Distribution Date or the Expiration Date. With respect to certificates representing such shares of Common Stock, the Rights will be evidenced by such certificates for Common Stock registered in the names of the holders thereof together with the Summary of Rights. Until the Distribution Date (or, if earlier, the Expiration Date), the surrender for transfer of any certificate for Common Stock outstanding on the Record Date (with or without a copy of the Summary of Rights attached thereto), shall also constitute the surrender for transfer of the Rights associated with the Common Stock represented thereby.

(d)    Certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Rights Agreement between Onvia.com, Inc. and U.S. Stock Transfer Corp., as Rights Agent, dated as of November 22, 2002, as the same may be amended from time to time (the “Rights Agreement”), the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive office of Onvia.com, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Onvia.com, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt by it of a written request therefor. Under certain circumstances as provided in the Rights Agreement, Rights issued to, beneficially owned by or transferred to any person who is or becomes an Acquiring Person (as defined in the Rights Agreement) or an Associate or Affiliate (as defined in the Rights Agreement) thereof and certain transferees thereof will be null and void and will no longer be transferable.

With respect to such certificates containing the foregoing legend, the Rights associated with the Common Stock represented by such certificates shall, until the Distribution Date, be evidenced by such certificates alone, and registered holders of Common Stock shall also be the registered holders of the associated Rights, and the surrender for transfer of any such certificate shall also constitute the surrender for transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or acquires any shares of Common Stock after the Record Date but prior to the earlier of the Distribution Date, the Redemption Date or the Expiration Date, any Rights associated with such shares of Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the shares of Common Stock no longer outstanding.

Notwithstanding this paragraph (d), the omission of a legend shall not affect the enforceability of any part of this Rights Agreement or the rights of any holder of the Rights.

4.    Form of Right Certificates.

(a)    The Right Certificates (and the forms of election to purchase shares and of assignment to be printed on the reverse thereof), when, as and if issued, shall be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Rights Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Sections 11, 13 and 22 hereof, the Right Certificates evidencing the Rights issued on the Record Date, whenever such certificates are issued, shall be dated as of the Record Date and the Right Certificates evidencing Rights to holders of record of Common Stock issued after the Record Date shall be dated as of the Record Date but shall also be dated to reflect the date of issuance of such Right Certificate. On their face, Right Certificates shall entitle the holders thereof to purchase, for each Right, one one-thousandth of a share of Preferred Stock, or other securities or property as provided herein, as the same may from time to time be adjusted as provided herein, at the price per one one-thousandth of a share of Preferred Stock of $18.00, as the same may from time to time be adjusted as provided herein (the “Purchase Price”).

(b)    Notwithstanding any other provision of this Rights Agreement, any Right Certificate that represents Rights that are or were at any time on or after the earlier of the Stock Acquisition Date or the Distribution Date beneficially owned by an Acquiring Person or any Affiliate or Associate thereof (or any transferee of such Rights) shall have impressed on, printed on, written on or otherwise affixed to it (if the Company or the Rights Agent has knowledge that such Person is an Acquiring Person or an Associate or Affiliate thereof or transferee of such Persons or a nominee of any of the foregoing) the following legend:

The beneficial owner of the Rights represented by this Right Certificate is an Acquiring Person or an Affiliate or Associate (as defined in the Rights Agreement) of an Acquiring Person or a subsequent holder of such Right Certificates beneficially owned by such Persons. Accordingly, this Right Certificate and the Rights represented hereby are null and void and will no longer be transferable as provided in the Rights Agreement.

The provisions of Section 11(a)(ii) and Section 24 of this Rights Agreement shall be operative whether or not the foregoing legend is contained on any such Right Certificates.

5.    Countersignature and Registration.

(a)    The Right Certificates shall be executed on behalf of the Company by its Chief Executive Officer, its President or any Vice President, either manually or by facsimile signature, and have affixed thereto the Company’s seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be countersigned, either manually or by facsimile, by the Rights Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent, issued and delivered with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

(b)    Following the Distribution Date, the Rights Agent will keep or cause to be kept, at one of its offices designated for such purposes, records for registration and transfer of the Right Certificates issued hereunder. Such records shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates, the date of each of the Right Certificates and the certificate numbers for each of the Right Certificates.

6.    Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates.

(a)    Subject to the provisions of Sections 7(e), 11(a)(ii) and 14 hereof, at any time after the Close of Business on the Distribution Date and at or prior to the Close of Business on the Expiration Date, any Right Certificate or Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11(a)(ii) hereof or that have been exchanged pursuant to Section 24 hereof) may be (i) transferred or (ii) split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of shares of Preferred Stock or other securities as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer any Right Certificate shall surrender the Right Certificate at the office of the Rights Agent designated for such purposes with the form of assignment on the reverse side thereof duly endorsed (or enclose with such Right Certificate a written instrument of transfer in form satisfactory to the Company and the Rights Agent), duly executed by the registered holder thereof or his attorney duly authorized in writing, and with such signature guaranteed by a member of a securities approved medallion program. Any registered holder desiring to split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender the Right Certificate or Right Certificates to be split up, combined or exchanged at the principal office of the Rights Agent. Thereupon the Rights Agent shall, subject to Sections 4(b), 7(e), 11 and 14 hereof, countersign (by manual or facsimile signature) and deliver to the person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Right Certificates.

(b)    Subject to the provisions of Section 11(a)(ii) hereof, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, if requested by the Company, reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will execute and deliver a new Right Certificate of like tenor to the Rights Agent for delivery to the registered owner in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

7.    Exercise of Rights; Purchase Price; Expiration Date of Rights.

(a)    Subject to Section 11(a)(ii) hereof, the Rights shall become exercisable, and may be exercised to purchase Preferred Stock, except as otherwise provided herein, in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed (with such signature duly guaranteed), to the Rights Agent at 1745 Gardena Avenue, Glendale, CA 91204, together with payment of the Purchase Price with respect to each Right exercised, subject to adjustment as hereinafter provided, at or prior to the Close of Business on the earliest of (i) November 22, 2012 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (such date being herein referred to as the “Redemption Date”) or (iii) the time at which all such Rights are exchanged as provided in Section 24 hereof (the earliest of (i), (ii) and (iii) being herein referred to as the “Expiration Date”).

(b)    The Purchase Price and the number of shares of Preferred Stock or other securities or consideration to be acquired upon exercise of a Right shall be subject to adjustment from time to time as provided in Sections 11 and 13 hereof. The Purchase Price shall be payable in lawful money of the United States of America, in accordance with Section 7(c) hereof.

(c)    Except as provided in Section 11(a)(ii) hereof, upon receipt of a Right Certificate with the form of election to purchase duly executed, accompanied by payment of the Purchase Price (as such amount may be reduced pursuant to Section 11(a)(iii) hereof) or so much thereof as is necessary for the shares to be purchased and an amount equal to any applicable transfer tax, by cash, certified check or official bank check payable to the order of the Company or the Rights Agent, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i) requisition from any transfer agent of the Preferred Stock (or make available if the Rights Agent is the transfer agent) certificates for the number of shares of Preferred Stock so elected to be purchased and the Company will comply and hereby authorizes and directs such transfer agent to comply with all such requests, (ii) requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14(b) hereof, and (iii) promptly after receipt of such Preferred Stock certificates cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder, and, when appropriate, after receipt of the cash requisitioned from the Company promptly deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event of a purchase of securities, other than Preferred Stock, pursuant to Section 11(a) or Section 13 hereof, the Rights Agent shall promptly take the appropriate actions corresponding to the foregoing clauses (i) through (iii). In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

(d)    Except as otherwise provided herein, in case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14 hereof.

(e)    Notwithstanding anything in this Rights Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

8.    Cancellation and Destruction of Right Certificates.     All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

9.    Reservation and Availability of Shares of Preferred Stock.

(a)    The Company covenants and agrees that at all times it will cause to be reserved and kept available, out of and to the extent of its authorized and unissued shares of Preferred Stock not reserved for another purpose (and, following the occurrence of a Triggering Event, other securities) or held in its treasury, the number of shares of Preferred Stock (and, following the occurrence of a Triggering Event, other securities) that, as provided in this Rights Agreement, including Section 11(a)(iii) hereof, will be sufficient to permit the exercise in full of all outstanding Rights; provided, however, that the Company shall be required to reserve and keep available shares of Preferred Stock or other securities sufficient to permit the exercise in full of all outstanding Rights pursuant to the adjustments set forth in Section 11(a)(ii), Section 11(a)(iii) or Section 13 hereof only if, and to the extent that, the Rights become exercisable pursuant to such adjustments.

(b)    The Company shall (i) use its best efforts to cause, from and after such time as the Rights become exercisable, the Rights and all shares of Preferred Stock (and following the occurrence of a Triggering Event, other securities) issued or reserved for issuance upon exercise thereof to be reported by NASDAQ or such other system then in use, and if the Preferred Stock shall become listed on any national securities exchange, to cause, from and after such time as the Rights become exercisable, the Rights and all shares of Preferred Stock (and, following the occurrence of a Triggering Event, other securities) issued or reserved for issuance upon exercise thereof to be listed on such exchange upon official notice of issuance upon such exercise and (ii) if then necessary, to permit the offer and issuance of such shares of Preferred Stock (and, following the occurrence of a Triggering Event, other securities), register and qualify such shares of Preferred Stock (and, following the occurrence of a Triggering Event, other securities) under the Securities Act and any applicable state securities or “blue sky” laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective until the Expiration Date of the Rights. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Rights Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act (if required) shall have been declared effective.

(c)    The Company covenants and agrees that it will take all such action as may be necessary to ensure that all shares of Preferred Stock (and following the occurrence of a Triggering Event, other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price in respect thereof), be duly and validly authorized and issued and fully paid and nonassessable shares in accordance with applicable law.

(d)    The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes which may be payable in respect of the issuance or delivery of the Right Certificates or of any shares of Preferred Stock (or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for Preferred Stock (or other securities, as the case may be) upon exercise of Rights in a name other than that of, the registered holder of the Right Certificate, and the Company shall not be required to issue or deliver a Right Certificate or certificate for Preferred Stock (or other securities, as the case may be) to a person other than such registered holder until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s satisfaction that no such tax is due.

10.    Preferred Stock Record Date.    Each Person in whose name any certificate for shares of Preferred Stock (or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock (or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate, as such, shall not be entitled to any rights of a stockholder of the Company with respect to the shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, if any, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

11.    Adjustments to Number and Kind of Shares, Number of Rights or Purchase Price.    The number and kind of shares subject to purchase upon the exercise of each Right, the number of Rights outstanding and the Purchase Price are subject to adjustment from time to time as follows:

(a)    (i)    In the event the Company shall at any time after the date of this Rights Agreement (A) declare or pay any dividend on Preferred Stock payable in shares of Preferred Stock, (B) subdivide or split the outstanding shares of Preferred Stock into a greater number of shares, (C) combine or consolidate the outstanding shares of Preferred Stock into a smaller number of shares or effect a reverse split of the outstanding shares of Preferred Stock, or

(D) issue any shares of its capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11(a), the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of Preferred Stock or capital stock, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Purchase Price then in effect, the aggregate number and kind of shares of capital stock or other securities, which, if such Right had been exercised immediately prior to such date, the holder thereof would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii)    Subject to Section 24, in the event

(A)    any Acquiring Person or any Associate or Affiliate of any Acquiring Person, at any time after the date of this Rights Agreement, directly or indirectly, (1) shall consolidate with or merge with and into the Company or any of its Subsidiaries or otherwise combine with the Company or any of its Subsidiaries and the Company or such Subsidiary shall be the continuing or surviving corporation of such consolidation, merger or combination and the Common Stock of the Company shall remain outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of the Company or of any other Person or cash or any other property, or (2) shall, in one or more transactions, other than in connection with the exercise of a Right or Rights and other than in connection with the exercise or conversion of securities exercisable for or convertible into securities of the Company or of any Subsidiary of the Company, transfer any assets or property to the Company or any of its Subsidiaries in exchange (in whole or in part) for any shares of any class of capital stock of the Company or any of its Subsidiaries or any securities exercisable for or convertible into shares of any class of capital stock of the Company or any of its Subsidiaries, or otherwise obtain from the Company or any of its Subsidiaries, with or without consideration, any additional shares of any class of capital stock of the Company or any of its Subsidiaries or any securities exercisable for or convertible into shares of any class of capital stock of the Company or any of its Subsidiaries (other than as part of a pro rata offer or distribution by the Company or such Subsidiary to all holders of such shares), or (3) shall sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire (other than as a pro rata dividend) or dispose of, to, from or with, as the case may be (in one transaction or a series of transactions), the Company or any of its Subsidiaries, any assets (including securities) on terms and conditions less favorable to the Company or such Subsidiary than the Company or such Subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party, or (4) shall receive any compensation from the Company or any of its Subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director, at rates in accordance with the Company’s (or its Subsidiary’s) past practices, or (5) shall receive the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or tax advantage provided by the Company or any of its Subsidiaries, or (6) shall engage in any transaction with the Company (or any of its

Subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks, know-how or any other intellectual or industrial property rights recognized under any country’s intellectual property laws which the Company (including its Subsidiaries) owns or has the right to use on terms and conditions not approved by the Board; or

(B)    any Person, alone or together with its Affiliates and Associates, shall become an Acquiring Person; or

(C)    during such time as there is an Acquiring Person, there shall be any reclassification of securities (including any reverse stock split), or any recapitalization of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction or series of transactions involving the Company or any of its Subsidiaries (whether or not with or into or otherwise involving an Acquiring Person or any Affiliate or Associate of such Acquiring Person) which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its Subsidiaries, or securities exercisable for or convertible into equity securities of the Company or any of its Subsidiaries, which is directly or indirectly beneficially owned by any Acquiring Person or any Affiliate or Associate of any Acquiring Person (any of (A), (B) or (C) being referred to herein as a “Flip-In Event”);

then upon the first occurrence of a Flip-In Event (i) the Purchase Price shall be adjusted to be the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandth of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event, whether or not such Right was then exercisable, and (ii) each holder of a Right, except as otherwise provided in this Section 11(a)(ii) and Section 11(a)(iii) hereof, shall thereafter have the right to receive, upon exercise thereof at a price equal to the Purchase Price (as so adjusted), in accordance with the terms of this Rights Agreement and in lieu of shares of Preferred Stock, such number of shares of Common Stock as shall equal the result obtained by dividing the Purchase Price (as so adjusted) by 50% of the Current Market Price per share of the Common Stock (determined pursuant to Section 11(d) hereof) on the date of such Flip-In Event; provided, however, that the Purchase Price (as so adjusted) and the number of shares of Common Stock so receivable upon the exercise of a Right shall, following the Flip-In Event, be subject to further adjustment as appropriate in accordance with Section 11(f) hereof. Notwithstanding anything in this Rights Agreement to the contrary, however, from and after the Flip-In Event, any Rights that are beneficially owned by (x) any Acquiring Person (or any Affiliate or Associate of any Acquiring Person), (y) a transferee of any Acquiring Person (or any such Affiliate or Associate) who becomes a transferee after the Flip-In Event or (z) a transferee of any Acquiring Person (or any such Affiliate or Associate) who became a transferee prior to or concurrently with the Flip-In Event pursuant to either (I) a transfer from the Acquiring Person to holders of its equity securities or to any Person with whom it has any continuing agreement, arrangement or understanding, whether written or otherwise, regarding the transferred Rights or (II) a transfer which the Board of Directors has determined is part of a plan, arrangement or understanding, whether written or otherwise, which has the purpose or effect of avoiding the provisions of this paragraph, and subsequent transferees of such Persons, shall be void without any further action and any holder of such Rights shall thereafter have no rights whatsoever with respect to such Rights under any provision of this Rights Agreement. The Company shall use all reasonable efforts to ensure that the provisions of this Section 11(a)(ii) are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to an Acquiring Person or its Affiliates, Associates or transferees hereunder. From and after the Flip-In Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 hereof that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be canceled.

(iii)    The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with the foregoing subparagraph (ii) such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights in accordance with the foregoing subparagraph (ii), the Board of Directors shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party (A) determine the excess (such excess, the “Spread”) of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with the foregoing subparagraph (ii) (the “Current Value”) over (2) the Purchase Price (as adjusted in accordance with the foregoing subparagraph (ii)), and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing subparagraph (ii)), make adequate provision to substitute for the shares of Common Stock issuable in accordance with the foregoing paragraph (ii) upon exercise of the Right and payment of the Purchase Price (as adjusted in accordance therewith), (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company, including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors to have substantially the same value as the shares of Common Stock (such shares of Preferred Stock and shares or fractions of shares of preferred stock being hereinafter referred to as “Common Stock Equivalents”), (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price), where such aggregate value has been determined by the Board of Directors upon the advice of a nationally recognized investment banking firm selected in good faith by the Board of Directors; provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within 30 days following the date of the Flip-In Event (the “Flip-in Trigger Date”), then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board of Directors of the Company shall determine in good faith that it is likely that sufficient additional shares of Common Stock and/or Common Stock Equivalents could be authorized for issuance upon exercise in full of the Rights, the 30-day period set forth above may be extended to the extent necessary, but not more than 90 days after the Flip-In Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares of Common Stock or Common Stock Equivalents (such 30-day period, as it may be extended, being hereinafter referred to as the “Substitution Period”). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to the last sentence of this Section 11(a)(ii) hereof, that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to the first sentence of Section 11(a)(iii) and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iii), the value of the Common Stock shall be the Current Market Price per share of the Common Stock on the Flip-In Trigger Date and the per share or per unit value of any Common Stock Equivalent shall be deemed to equal the Current Market Price per share of the Common Stock on such date. The Board of Directors may, but shall not be required to, establish procedures to allocate the right to receive Common Stock upon the exercise of the Rights among holders of Rights pursuant to this Section 11(a)(iii).

(b)    In case the Company shall fix a record date for the issuance of rights (other than the Rights), options or warrants to all holders of Preferred Stock entitling them to subscribe for or purchase Preferred Stock (for a period expiring within 45 calendar days after such record date), shares having the same rights, privileges and preferences as the Preferred Stock (a “Preferred Stock Equivalent”) or securities convertible into Preferred Stock or Preferred Stock Equivalent at a price per share of Preferred Stock or Preferred Stock Equivalent (or having a conversion price per share, if a security convertible into Preferred Stock or Preferred Stock Equivalent) less than the Current Market Price per share of Preferred Stock on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of shares of Preferred Stock which the aggregate offering price of the total number of shares of Preferred Stock and/or Preferred Stock Equivalent (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price, and the denominator of which shall be the number of shares of Preferred Stock outstanding on such record date, plus the number of additional shares of Preferred Stock and/or Preferred Stock Equivalent to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration part or all of which is in a form other than cash, the value of such non-cash consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent. Shares of Preferred Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

(c)    In case the Company shall fix a record date for a distribution to all holders of Preferred Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness, cash, assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock) or subscription rights or warrants (excluding those referred to in Section 11(b) hereof), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price per share of Preferred Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness to be distributed or of such subscription rights or warrants applicable to a share of Preferred Stock and the denominator of which shall be such Current Market Price per share of Preferred Stock. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price which would have been in effect if such record date had not been fixed.

(d)    (i)    For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iii) hereof, the “Current Market Price” per share of Common Stock on any date shall be deemed to be the average of the daily closing prices per share of the Common Stock for the 30 consecutive Trading Days immediately prior to such date, and for purpose of computations made pursuant to Section 11(a)(iii) hereof, the “Current Market Price” per share of the Common Stock on any date shall be deemed to be the average of the daily closing prices per share of the Common Stock for the 10 consecutive Trading Days immediately following such date; provided, however, that in the event that the Current Market Price per share of the Common Stock is determined during a period following the announcement by the issuer of the Common Stock of (i) any dividend or distribution on the Common Stock (other than a regular quarterly cash dividend and other than the Rights), (ii) any subdivision, combination or reclassification of the Common Stock, and prior to the expiration of the requisite 30 Trading Day or 10 Trading Day period, as set forth above, after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification occurs, then, and in each such case, the Current Market Price shall be properly adjusted to take into account ex-dividend trading. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the shares of Common Stock are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the shares of Common Stock are listed or admitted to trading or, if the shares of Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by NASDAQ or such other system then in use, or, if on any such date the shares of Common Stock are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or not so listed or traded, “Current Market Price” per share shall mean the fair value per share as determined in good faith by the

Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(ii)    For the purpose of any computation hereunder, the “Current Market Price” per share (or one one-thousandth of a share) of Preferred Stock shall be determined in the same manner as set forth above for the Common Stock in clause (i) of this Section 11(d) (other than the last sentence thereof). If the Current Market Price per share (or one one-thousandth of a share) of Preferred Stock cannot be determined in the manner provided above or if the Preferred Stock is not publicly held or listed or traded in a manner described in clause (i) of this Section 11(d), the “Current Market Price” per share of Preferred Stock shall be conclusively deemed to be an amount equal to 1,000 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Rights Agreement) multiplied by the Current Market Price per share of the Common Stock, and the “Current Market Price” per one one-thousandth of a share of Preferred Stock shall be equal to the Current Market Price per share of the Common Stock (as appropriately adjusted). If neither the Common Stock nor the Preferred Stock is publicly held or so listed or traded, “Current Market Price” shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(e)    Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Purchase Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a share of Common Stock or other share or one-hundred-thousandth of a share of Preferred Stock, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three years from the date of the transaction which mandates such adjustment, or (ii) the Expiration Date.

(f)    If as a result of an adjustment made pursuant to Section 11(a)(ii) or Section 13(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Preferred Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Purchase Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Preferred Stock contained in Sections 11(a), (b), (c), (e), (g), (h), (i), (j), (k) and (m) hereof, and the provisions of Sections 7, 9, 10, 13 and 14 hereof with respect to the Preferred Stock shall apply on like terms to any such other shares.

(g)    All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of shares of Preferred Stock purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)    Unless the Company shall have exercised its election as provided in Section 11(i), upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-thousandth of a share of Preferred Stock (calculated to the nearest one one-thousandth) obtained by (i) multiplying (x) the number of one one-thousandth of a share of Preferred Stock covered by a Right immediately prior to this adjustment, by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i)    The Company may elect on or after the date of any adjustment of the Purchase Price or any adjustment to the number of shares of Preferred Stock for which a Right may be exercised made pursuant to Sections 11(a)(i), 11(b) or 11(c), to adjust the number of Rights in lieu of any adjustment in the number of shares of Preferred Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of shares of Preferred Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one hundred-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

(j)    Irrespective of any adjustment or change in the Purchase Price or the number of shares of Preferred Stock issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of shares which were expressed in the initial Right Certificate issued hereunder.

(k)    Before taking any action that would cause an adjustment reducing the Purchase Price below the then par value, if any, of the shares of Common Stock, Preferred Stock or other capital stock issuable upon exercise of the Rights, the Company shall take any corporate action, including using its best efforts to obtain any required stockholder approvals, which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock, Preferred Stock or other capital stock at such adjusted Purchase Price. If upon any exercise of the Rights, a holder is to receive a combination of Common Stock and Common Stock Equivalents, a portion of the consideration paid upon such exercise, equal to at least the then par value of a share of Common Stock of the Company, shall be allocated as the payment for each share of Common Stock of the Company so received.

(l)    In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the shares of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the shares of Preferred Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares of Preferred Stock and other capital stock or securities upon the occurrence of the event requiring such adjustment.

(m)    Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly permitted or required by this Section 11, as and to the extent that in their good faith judgment the Board of Directors of the Company shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred Stock, (ii) issuance for cash of any shares of Preferred Stock at less than the Current Market Price, (iii) issuance for cash of shares of Preferred Stock or securities which by their terms are convertible into or exchangeable for shares of Preferred Stock, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred Stock shall not be taxable to such stockholders.

(n)    The Company covenants and agrees that it shall not, at any time after the Distribution Date, (i) consolidate with any other Person, (ii) merge with or into any other Person, or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person or Persons, if (x) at the time of or immediately after such consolidation, merger or sale there are any charter or by-law provisions or any rights, warrants or other instruments or securities outstanding or agreements in effect which substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (y) prior to, simultaneously with or immediately after such consolidation, merger or sale, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13(a) hereof shall have received a distribution of Rights previously owned by such Person or any of its Affiliates and Associates. The Company shall not consummate any such consolidation, merger or sale unless prior thereto the Company and such other Person shall have executed and delivered to the Rights Agent a supplemental agreement evidencing compliance with this subsection.

(o)    The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Section 23, Section 24 or Section 27 hereof, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or eliminate the benefits intended to be afforded by the Rights.

(p)    Anything in this Rights Agreement to the contrary notwithstanding, in the event that the Company shall at any time after the Record Date and prior to the Distribution Date (i) declare or pay any dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event equals the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator or which shall be the number of shares of Common Stock outstanding immediately prior to the occurrence of such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately following the occurrence of such event.

12.    Certification of Adjustments.    Whenever an adjustment is made as provided in Sections 11 and 13 hereof, the Company shall (a) promptly prepare a certificate signed by its Chief Executive Officer, its President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company setting forth such adjustment and a brief statement of the facts giving rise to such adjustment, (b) promptly file with the Rights Agent and with each transfer agent for the Preferred Stock and the Common Stock a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate (or, if prior to the Distribution Date, to each holder of a certificate representing shares of Common Stock) in accordance with Section 26 hereof. Notwithstanding the foregoing sentence, the failure of the Company to give such notice shall not affect the validity of or the force or effect of or the requirement for such adjustment. The Rights Agent shall be fully protected in relying on any certificate prepared by the Company pursuant to Sections 11 and 13 and on any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate. Any adjustment to be made pursuant to Sections 11 and 13 of this Rights Agreement shall be effective as of the date of the event giving rise to such adjustment.

13.    Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

(a)    In the event that following the first occurrence of a Flip-In Event, directly or indirectly, (x) the Company shall consolidate with, or merge with and into, any other Person or Persons and the Company shall not be the surviving or continuing corporation of such consolidation or merger, or (y) any Person or Persons shall consolidate with, or merge with and into, the Company, and the Company shall be the continuing or surviving corporation of such consolidation or merger and, in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other Person or of the Company or cash or any other property other than, in the case of the transactions described in subparagraphs (x) or (y), a merger or consolidation which would result in all of the Voting Power represented by the securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into securities of the surviving entity) all of the Voting Power represented by the securities of the Company or such surviving entity outstanding immediately after such merger or consolidation and the holders of such securities not having changed as a result of such transactions), or (z) the Company or one or more of its Subsidiaries shall sell, mortgage or otherwise transfer to any other Person or any Affiliate or Associate of such Person, in one transaction, or a series of related transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole), then, on the first occurrence of any such event (a “Flip-Over Event”), proper provision shall be made so that (i) each holder of a Right (other than Rights which have become void pursuant to Section 11(a)(ii) hereof) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof), in accordance with the terms of this Rights Agreement and in lieu of shares of Preferred Stock or Common Stock of the Company, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Common Stock of the Principal Party (as such term is hereinafter defined), not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall equal the result obtained by dividing the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) by 50% of the Current Market Price per share of the Common Stock of such Principal Party (determined pursuant to Section 11(d) hereof) on the date of consummation of such consolidation, merger, sale or transfer; provided, however, that the Purchase Price (as theretofore adjusted in accordance with Section 11(a)(ii) hereof) and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall be subject to further adjustment as appropriate in accordance with Section 11(f) hereof to reflect any events occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such Flip-Over Event, all the obligations and duties of the Company pursuant to this Rights Agreement; (iii) the term “Company” for all purposes of this Rights Agreement shall thereafter be deemed to refer to such Principal Party, it being specifically intended that the provisions of Section 11 hereof shall only apply to such Principal Party following the first occurrence of a Flip-Over Event; and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock in accordance with Section 9 hereof) in connection with the consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights; provided, however, that, upon the subsequent occurrence of any merger, consolidation, sale of all or substantially all assets, recapitalization, reclassification of shares, reorganization or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right, such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had he, at the time of such transaction, owned the shares of Common Stock of the Principal Party purchasable upon the exercise of a Right, and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property.

(b)    “Principal Party” shall mean

(i)    in the case of any transaction described in (x) or (y) of the first sentence of Section 13(a) hereof: (A) the Person that is the issuer of the securities into which shares of Common Stock of the Company are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the Common Stock of which has the greatest aggregate market value or (B) if no securities are so issued, (x) the Person that is the other party to the merger or consolidation and that survives said merger or consolidation, or, if there is more than one such Person, the Person the Common Stock of which has the greatest market value or (y) if the Person that is the other party to the merger or consolidation does not survive the merger or consolidation, the Person that does survive the merger or consolidation (including the Company if it survives); and

(ii)    in the case of any transaction described in (z) of the first sentence in Section 13(a) hereof, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons that is the issuer of Common Stock having the greatest aggregate market value of shares outstanding;

provided, however, that in any such case described in the foregoing paragraphs (b)(i) or (b)(ii), (1) if the Common Stock of such Person is not at such time and has not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person the Common Stock of which is and has been so registered, the term “Principal Party” shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Stock of all of which are and have been so registered, the term “Principal Party” shall refer to whichever of such Persons is the issuer of the Common Stock having the greatest market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the joint venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

(c)    The Company shall not consummate any consolidation, merger, sale or transfer referred to in Section 13(a) unless the Principal Party shall have a sufficient number of authorized shares of its Common Stock that have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and the Principal Party involved therein shall have executed and delivered to the Rights Agent an agreement confirming that the requirements of Sections 13(a) and (b) hereof shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this

Rights Agreement as the same shall have been assumed by the Principal Party pursuant to Sections 13(a) and (b) hereof and further providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party at its own expense shall:

(i)    prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the date of expiration of the Rights, and similarly comply with applicable state securities laws;

(ii)    use its best efforts, if the Common Stock of the Principal Party shall become listed on a national securities exchange, to list (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on such securities exchange and, if the Common Stock of the Principal Party shall not be listed on a national securities exchange, to cause the Rights and the securities purchased upon exercise of the Rights to be reported by NASDAQ or such other system then in use;

(iii)    deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(iv)    obtain waivers of any rights of first refusal or preemptive rights in respect of the shares of Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

In the event that any of the transactions described in Section 13(a) hereof shall occur at any time after the occurrence of a transaction described in Section 11(a)(ii) hereof, the Rights which have not theretofore been exercised shall thereafter be exercisable in the manner described in Section 13(a).

(d)    Furthermore, in case the Principal Party which is to be a party to a transaction referred to in this Section 13 has a provision in any of its authorized securities or in its Certificate of Incorporation or Bylaws or other instrument governing its corporate affairs, which provision would have the effect of (i) causing such Principal Party to issue, in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, shares of Common Stock of such Principal Party at less than the then Current Market Price per share (determined pursuant to Section 11(d) hereof) or securities exercisable for, or convertible into, Common Stock of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13) or (ii) providing for any special payment, tax or similar provisions in connection with the issuance of the Common Stock of such Principal Party pursuant to the provisions of Section 13; then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

14.    Fractional Rights and Fractional Shares.

(a)    The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the holders of record of the Right Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the then current market value of a whole Right. For the purposes of this Section 14(a), the then current market value of a Right shall be determined in the same manner as the Current Market Price of a share of Common Stock shall be determined pursuant to Section 11(d) hereof.

(b)    The Company shall not be required to issue fractions of shares of Preferred Stock or Preferred Stock Equivalents (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock or Preferred Stock Equivalents (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock). Fractions of shares of Preferred Stock in integral multiples of one one-thousandth of a share of Preferred Stock or Preferred Stock Equivalents may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it, provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the shares of Preferred Stock or Preferred Stock Equivalents represented by such depositary receipts. In lieu of fractional shares of Preferred Stock or Preferred Stock Equivalents that are not integral multiples of one one-thousandth of a share of Preferred Stock or Preferred Stock Equivalents, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one one-thousandth of a share of Preferred Stock or a Preferred Stock Equivalent. For purposes of this Section 14(b), the current market value of one one-thousandth of a share of Preferred Stock or Preferred Stock Equivalent shall be the Current Market Price of a share of Common Stock (as determined pursuant to Section 11(d)(ii) hereof) for the Trading Day immediately prior to the date of such exercise.

(c)    Following the occurrence of a Flip-In Event, the Company shall not be required to issue fractions of shares or units of Common Stock or Common Stock Equivalents or other securities upon exercise of the Rights or to distribute certificates which evidence fractional shares of such Common Stock or Common Stock Equivalents or other securities. In lieu of fractional shares or units of such Common Stock or Common Stock Equivalents or other securities, the Company may pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the Current Market Value of a share or unit of such Common Stock or Common Stock Equivalent or other securities. For purposes of this Section 14(c), the Current Market Value shall be determined in the manner set forth in Section 11(d) hereof for the Trading Day immediately prior to the date of such exercise and, if such Common Stock Equivalent is not traded, each such Common Stock Equivalent shall have the value of one one-thousandth of a share of Preferred Stock.

(d)    The holder of a Right by the acceptance of a Right expressly waives his right to receive any fractional Right or any fractional shares upon exercise of a Right.

15.    Rights of Action.    As of the record date, all rights of action in respect of this Rights Agreement, other than any rights of action vested in the Rights Agent pursuant to Sections 18 and 20 hereof, are vested in the respective holders of record of the Right Certificates (and, prior to the Distribution Date, the holders of record of the Common Stock); and any holder of record of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), may, in his own behalf and for his own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company or any other Person to enforce, or otherwise act in respect of, his right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Rights Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Rights Agreement and, accordingly, that they will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Rights Agreement. Holders of Rights shall be entitled to recover the reasonable costs and expenses, including attorneys’ fees, incurred by them in any action to enforce the provisions of this Rights Agreement.

16.    Agreement of Right Holders.    Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)    prior to the Distribution Date, the Rights will not be evidenced by a Right Certificate and will be transferable only in connection with the transfer of Common Stock;

(b)    after the Distribution Date, the Right Certificates will be transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer;

(c)    the Company and the Rights Agent may deem and treat the person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificate or the associatedCommon Stock certificate made by anyone other than the Company or the Rights Agent or the transfer agent of the Common Stock) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d)    notwithstanding anything in this Rights Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Rights Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation;

provided, however, that the Company must use its best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible.

17.    Right Certificate Holder Not Deemed a Stockholder.    No holder of a Right, as such, shall be entitled to vote, receive dividends in respect of or be deemed for any purpose to be the holder of Common Stock or any other securities of the Company which may at any time be issuable upon the exercise of the Rights, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote in the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights in respect of any such stock or securities, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

18.    Concerning the Rights Agent.

(a)    The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Rights Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent for any thing done or omitted to be done by the Rights Agent in connection with the acceptance and administration of this Rights Agreement, including the cost and expenses of defending against any claim of liability in the premises. The indemnity provided herein shall survive the expiration of the Rights and the termination of this Rights Agreement. Anything in this Rights Agreement to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss damage and regardless of the form of action.

(b)    The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Rights Agreement in reliance upon any Right Certificate, certificate for Common Stock or other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, guaranteed, verified or acknowledged, by the proper Person or Persons.

19.    Merger or Consolidation or Changed Name of Rights Agent.

(a)    Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the corporate trust or stock transfer business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this

Rights Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. In case at the time such successor Rights Agent shall succeed to the agency created by this Rights Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and, in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Rights Agreement.

(b)    In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificate shall have the full force provided in the Right Certificates and in this Rights Agreement.

20.    Duties of Rights Agent.    The Rights Agent undertakes the duties and obligations imposed by this Rights Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

(a)    The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)    Whenever in the performance of its duties under this Rights Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person and the determination of Current Market Price) be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by certificate signed by the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Rights Agreement in reliance upon such certificate.

(c)    The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

(d)    The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Rights Agreement or in the Right Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)    The Rights Agent shall not be under any responsibility in respect of the validity of this Rights Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Rights Agreement or in any Right Certificate; nor shall it be responsible for any adjustment required under the provisions of Sections 11, 13, 23 or 24 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after receipt of a Certificate furnished pursuant to Section 12 describing any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Rights Agreement or any Right Certificate or as to whether any shares of Common Stock will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f)    The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Rights Agreement.

(g)    The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Chairman of the Board, the Chief Executive Officer, the President or any Vice President or the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Rights Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. Subject to Section 20(c) hereof, the Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

(h)    The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Rights Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other entity.

(i)    The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j)    No provision of this Rights Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k)    If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise of transfer without first consulting with the Company.

21.    Change of Rights Agent.    The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Rights Agreement upon 30 days’ notice in writing, or such earlier period as shall be agreed to in writing, mailed to the Company and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Right Certificates by first-class mail. The Company may remove the Rights Agent or any successor Rights Agent (with or without cause) upon 30 days’ notice in writing, or such earlier period as shall be agreed to in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. Notwithstanding the foregoing provisions of this Section 21, in no event shall the resignation or removal of a Rights Agent be effective until a successor Rights Agent shall have been appointed and have accepted such appointment. If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the incumbent Rights Agent or the holder of record of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a corporation organized and doing business under the laws of the United States or any State thereof, in good standing, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50,000,000 or (b) an Affiliate controlled by a corporation described in clause (a) of this sentence. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

22.    Issuance of New Right Certificates.    Notwithstanding any of the provisions of this Rights Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Rights Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Date and prior to the redemption or expiration of the Rights, the Company shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued, and (ii) no such Right Certificate shall be issued, if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

23.    Redemption.

(a)    The Board of Directors of the Company may, at its option, at any time prior to the earlier of (x) the first occurrence of a Flip-In Event or (y) the Close of Business on the Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”).

(b)    Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. The Company shall promptly give public notice of any such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. Within 10 days after such action of the Board of Directors ordering the redemption of the Rights (or such later time as the Board of Directors may establish for the effectiveness of such redemption), the Company shall mail a notice of redemption to all the holders of the then outstanding Rights at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made. The failure to give notice required by this Section 23(b) or any defect therein shall not affect the legality or validity of the action taken by the Company.

(c)    In the case of a redemption permitted under Section 23(a) hereof, the Company may, at its option, discharge all of its obligations with respect to the Rights by (i) issuing a press release announcing the manner of redemption of the Rights and (ii) mailing payment of the Redemption Price to the registered holders of the Rights at their last addresses as they appear on the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent of the Common Stock, and upon such action, all outstanding Right Certificates shall be null and void without any further action by the Company.

24.    Exchange of Rights for Common Stock.

(a)    The Board of Directors of the Company may, at its option, at any time after the occurrence of a Flip-In Event, exchange all or part of the then outstanding and exercisable Rights (which (i) shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof, and (ii) shall include, without limitation, any Rights issued after the Distribution Date in accordance with Section 22 hereof) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (the “Exchange Ratio”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than an Exempt Person), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of shares of Common Stock aggregating 50% or more of the shares of Common Stock then outstanding. From and after the occurrence of an event specified in Section 13(a) hereof, any Rights that theretofore have not been exchanged pursuant to this Section 24(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 24(a).

(b)    Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the shares of Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 11(a)(ii) hereof) held by each holder of Rights.

(c)    In any exchange pursuant to this Section 24, the Company, at its option, may substitute, and, in the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, a number of shares of Preferred Stock Equivalents or fractions thereof having an aggregate current per share market price (determined pursuant to Section 11(d) hereof) equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11(d) hereof) as of the date of the Flip-In Event.

(d)    In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 24, the Company shall take all such action as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights.

(e)    The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock. For the purposes of this paragraph (d), the current market value of a whole share of Common Stock shall be the Current Market Price of a share of Common Stock (as defined in Section 11(d) hereof for the purposes of computations made other than pursuant to Section 11(a)(iii)) for the Trading Day immediately prior to the date of exchange pursuant to this Section 24.

25.    Notice of Proposed Actions.

(a)    In case the Company, after the Distribution Date, shall propose (i) to effect any of the transactions referred to in Section 11(a)(i) hereof or to pay any dividend to the holders of record of its Preferred Stock payable in stock of any class or to make any other distribution to the holders of record of its Preferred Stock (other than a regular periodic cash dividend), or (ii) to offer to the holders of record of its Preferred Stock or options, warrants, or other rights to subscribe for or to purchase shares of Preferred Stock (including any security convertible into or exchangeable for Preferred Stock) or shares of stock of any other class or any other securities, options, warrants, convertible or exchangeable securities or other rights, or (iii) to effect any reclassification of its Preferred Stock or any recapitalization or reorganization of the Company, or (iv) to effect any consolidation or merger with or into, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of more than 50% of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person or Persons, or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to each holder of record of a Right Certificate, in accordance with Section 26 hereof, notice of such proposed action, which shall specify the record date for the purposes of such transaction referred to in Section 11(a)(i) hereof, or such dividend or distribution, or the date on which such reclassification, recapitalization, reorganization, consolidation, merger, sale or transfer of assets, liquidation, dissolution or winding up is to take place and the record date for determining participation therein by the holders of record of Preferred Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (i) or (ii) above at least 10 days prior to the record date for determining holders of record of the Preferred Stock for purposes of such action, and in the case of any such other action, at least 10 days prior to the date of the taking of such proposed action or the date of participation therein by the holders of record of Preferred Stock, whichever shall be the earlier.

(b)    In case any of the transactions referred to in Section 11(a)(ii) or Section 13 of this Rights Agreement are proposed, then, in any such case, the Company shall give to each holder of Rights, in accordance with Section 26 hereof, notice of the proposal of such transaction at least 10 days prior to consummating such transaction, which notice shall specify the proposed event and the consequences of the event to holders of Rights under Section 11(a)(ii) or Section 13 hereof, as the case may be, and, upon consummating such transaction, shall similarly give notice thereof to each holder of Rights.

(c)    The failure to give notice required by this Section 25 or any defect therein shall not affect the legality or validity of the action taken by the Company or the vote upon any such action.

26.    Notices.    Notices or demands authorized by this Rights Agreement to be given or made by the Rights Agent or by the holder of record of any Right Certificate or Right to or on behalf of the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Onvia.com, Inc.
1260 Mercer Street
Seattle, WA 98109
Attention: Corporate Secretary

Subject to the provisions of Section 20 hereof, any notice or demand authorized by this Rights Agreement to be given or made by the Company or by the holder of record of any Right Certificate or Right to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

U.S. Stock Transfer Corp.
1745 Gardena Avenue
Glendale, CA 91204
Attention: Corporate Trust Department

Notices or demands authorized by this Rights Agreement to be given or made by the Company or the Rights Agent to the holder of record of any Right Certificate or Right shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the Transfer Agent.

27.    Supplements and Amendments.    Except as provided in the penultimate sentence of this Section 27, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of this Rights Agreement in any respect without the approval of any holders of the Rights. At any time when the Rights are no longer redeemable, except as provided in the penultimate sentence of this Section 27, the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend this Rights Agreement without the approval of any holders of Right Certificates in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder, or (iv) change or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable; provided, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person), and no such amendment may cause the Rights again to become redeemable or cause the Agreement again to become amendable other than in accordance with this sentence. Notwithstanding anything contained in this Rights Agreement to the contrary, no supplement or amendment shall be made which changes the Redemption Price. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Stock.

28.    Successors.    All of the covenants and provisions of this Rights Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

29.    Benefits of this Rights Agreement.    Nothing in this Rights Agreement shall be construed to give to any person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Rights Agreement; this Rights Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of record of the Right Certificates (and, prior to the Distribution Date, the Common Stock).

30.    Governing Law.    This Rights Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made solely by residents of such state and performed entirely within such state.

31.    Counterparts.    This Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

32.    Descriptive Headings.    Descriptive headings of the several sections of this Rights Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

33.    Severability.    If any term, provision, covenant or restriction of this Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Rights Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Rights Agreement to be duly executed, and their seals affixed and attested, all as of the date and year first above written.

[SEAL] ATTEST:		ONVIA.COM, INC.

By:	/S/ ANDREW MUN	By:	/S/ MICHAEL D. PICKETT
	Name: Andrew Mun Title: Secretary		Name: Michael D. Pickett Title: Chief Executive Officer

[SEAL] ATTEST:		U.S. STOCK TRANSFER CORP.

By:	/S/ MARCK CANO	By:	/S/ SYED A. HUSSAINI
	Name: Marck Cano Title: Senior Vice President		Name: Syed A. Hussaini Title: Vice President

Exhibit A

Certificate of Designation

ONVIA.COM, INC.
CERTIFICATE
OF DESIGNATION, PREFERENCES AND RIGHTS
OF THE TERMS OF THE
SERIES RP PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

We, the Chief Executive Officer and the Secretary, respectively, of Onvia.com, Inc., organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, the said Board of Directors on November 22, 2002, adopted the following resolution creating a series of 11,000 shares of Preferred Stock designated as Series RP Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1.    Designation and Amount.    The shares of such series shall be designated as “Series RP Preferred Stock” (the “Series RP Preferred Stock”), $0.0001 par value per share, and the number of shares constituting such series shall be 11,000.

Section 2.    Dividends and Distributions.

(A)    The dividend rate on the shares of Series RP Preferred Stock shall be for each quarterly dividend (hereinafter referred to as a “quarterly dividend period”), which quarterly dividend periods shall commence on February 1, May 1, August 1 and November 1 each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”) (or in the case of original issuance, from the date of original issuance) and shall end on and include the day next preceding the first date of the next quarterly dividend period, at a rate per quarterly dividend period (rounded to the nearest cent) equal to the greater of (a) $450 or (b) subject to the provisions for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in cash, based upon the fair market value at the time the non-cash dividend or other distribution is declared as determined in good faith by the Board of Directors) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the

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outstanding shares of Common Stock (by reclassification or otherwise), declared (but not withdrawn) on the Common Stock, par value $0.0001 per share, of the Corporation (the “Common Stock”) during the immediately preceding quarterly dividend period, or, with respect to the first quarterly dividend period, since the first issuance of any share or fraction of a share of Series RP Preferred Stock. In the event this Company shall at any time after December 6, 2002 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B)    Dividends shall begin to accrue and be cumulative on outstanding shares of Series RP Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series RP Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series RP Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series RP Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series RP Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 45 days prior to the date fixed for the payment thereof.

Section 3.    Voting Rights.    The holders of shares of Series RP Preferred Stock shall have the following voting rights:

(A)    Subject to the provision for adjustment hereinafter set forth, each share of Series RP Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B)    Except as otherwise provided herein, in the Certificate of Incorporation or Bylaws, the holders of shares of Series RP Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

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(C)    Except as set forth herein, in the Certificate of Incorporation and in the Bylaws, holders of Series RP Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.    Reacquired Shares.    Any shares of Series RP Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 5.    Liquidation, Dissolution or Winding Up.

(A)    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series RP Preferred Stock shall be entitled to receive the greater of (a) $18,000 per share, plus accrued dividends to the date of distribution, whether or not earned or declared, or (b) an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event pursuant to clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 6.    Consolidation, Merger, etc.    In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series RP Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series RP Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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Section 7.    No Redemption.    The shares of Series RP Preferred Stock shall not be redeemable.

Section 8.    Fractional Shares.    Series RP Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of Series RP Preferred Stock. All payments made with respect to fractional shares hereunder shall be rounded to the nearest whole cent.

Section 9.    Certain Restrictions.

(A)    Whenever quarterly dividends or other dividends or distributions payable on the Series RP Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series RP Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)    declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series RP Preferred Stock;

(ii)    declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series RP Preferred Stock, except dividends paid ratably on the Series RP Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)    redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series RP Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series RP Preferred Stock; or

(iv) purchase or otherwise acquire for consideration any shares of Series RP Preferred Stock, or any shares of stock ranking on a parity with the Series RP Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B)    The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 9, purchase or otherwise acquire such shares at such time and in such manner.

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Section 10.    Ranking.    The Series RP Preferred Stock shall be junior to all other Series of the Corporation’s Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any series shall provide otherwise.

Section 11.    Amendment.    The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series RP Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series RP Preferred Stock voting together as a single class.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 22nd day of November, 2002.

/S/ MICHAEL D. PICKETT
Michael D. Pickett Chief Executive Officer

Attest:

/S/ ANDREW MUN
Andrew Mun Secretary

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Exhibit B

Right Certificate

Form of Right Certificate

Certificate No. W-	Series RP Preferred Stock Rights

NOT EXERCISABLE AFTER NOVEMBER 22, 2012, OR EARLIER IF REDEEMED OR EXCHANGED AT THE OPTION OF THE COMPANY, THE RIGHTS MAY BE REDEEMED AT $0.01 PER RIGHT OR EXCHANGED FOR COMMON STOCK ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN THE EVENT THAT THE RIGHTS REPRESENTED BY THIS CERTIFICATE ARE ISSUED TO A PERSON WHO IS AN ACQUIRING PERSON OR CERTAIN TRANSFEREE OF THE RIGHTS PREVIOUSLY OWNED BY SUCH PERSONS, THIS RIGHT CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY SHALL BE NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

RIGHT CERTIFICATE

ONVIA.COM, INC.

This certifies that            , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement dated as of November 22, 2002 (the “Rights Agreement”) between Onvia.com, Inc., a Delaware corporation (the “Company”), and U.S. Stock Transfer Corp. (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 p.m. (New York time) on November 22, 2012, at the principal office of the Rights Agent, or its successors as Rights Agent, designated for such purposes, one one-thousandth of a fully paid and nonassessable share of Series RP Preferred Stock of the Company (the “Preferred Stock”) at a purchase price of $18.00 per one one-thousandth of a share, as the same may from time to time be adjusted in accordance with the Rights Agreement (the “Purchase Price”), upon

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presentation and surrender of this Right Certificate with the Form of Election to Purchase duly executed. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

As provided in the Rights Agreement, the Purchase Price and the number of shares of Preferred Stock or other securities which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events and, upon the happening of certain events, securities other than shares of Preferred Stock, or other property, may be acquired upon exercise of the Rights evidenced by this Right Certificate, as provided by the Rights Agreement.

Upon the occurrence of a Flip-In Event, if the Rights evidenced by this Rights Certificate are beneficially owned by (i) an Acquiring Person or an Affiliate or Associate of any such Acquiring Person, (ii) a transferee of any such Acquiring Person, Associate or Affiliate, or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a person who, after such transfer, became an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, such Rights shall be null and void and will no longer be transferable and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Flip-In Events.

This Right Certificate is subject to all the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities of the Rights Agent, the Company and the holders of record of the Right Certificates, which limitation of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the principal executive office of the Company and are available upon written request to the Company.

2

This Right Certificate, with or without other Right Certificates, upon surrender at the principal office of the Rights Agent, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder of record to purchase a like aggregate number of shares of Preferred Stock as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof, another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, at any time prior to the earlier of (i) the occurrence of a Flip-In Event (as such term is defined in the Rights Agreement) or (ii) the Expiration Date (as such term is defined in the Rights Agreement), the Rights evidenced by this Certificate may be redeemed by the Company at its option at a redemption price of $0.01 per Right. Subject to the provisions of the Rights Agreement, the Company may, at its option, at any time after a Flip-In Event, exchange all or part of the Rights evidenced by this Certificate for shares of the Company’s Common Stock or for Preferred Stock (or shares of a class or series of the Company’s preferred stock having the same rights, privileges and preferences as the Preferred Stock).

In the event (i) any person or group becomes an Acquiring Person or (ii) any of the types of transactions, acquisitions or other events described above as self-dealing transactions occur, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may require all or any portion of the outstanding Rights (other than Rights owned by such Acquiring Person which have become void) to be exchanged for Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

3

No fractional shares of Preferred Stock shall be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the option of the Company, be evidenced by depositary receipts), and no fractional shares of Common Stock will be issued upon the exchange of any Right or Rights evidenced hereby, and in lieu thereof, as provided in the Rights Agreement, fractions of shares of Preferred Stock or Common Stock shall receive an amount in cash equal to the same fraction of the then Current Market Price (as such term is defined in the Rights Agreement) of a share of Preferred Stock or Common Stock, as the case may be.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Stock or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote in the election of directors; or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting stockholders (other than certain actions specified in the Rights Agreement) or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised or exchanged as provided in the Rights Agreement.

This Right Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

4

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of                 ,             .

ATTEST:	ONVIA.COM, INC.

By:
Secretary	Name: Title:

COUNTERSIGNED:	U.S. STOCK TRANSFER CORP. As Rights Agent

By:
Authorized Officer

5

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder
desires to transfer any or all of the Rights
represented by this Right Certificate)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Name, address and social security or other
identifying number of transferee)

___________________________________ (_______________) of the Rights represented by this Right Certificate, together with all right, title and interest in and to said Rights, and hereby irrevocably constitutes and appoints _________________________ attorney to transfer said Rights on the books of the within-named Company with full power of substitution.

Dated:	,
(Signature)

Signature Guaranteed:

CERTIFICATE

The undersigned hereby certifies by checking the appropriate boxes that:

(1)    the rights evidenced by this Right Certificate [            ] are [            ] are not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person (as such capitalized terms are defined in the Rights Agreement);

(2)    after due inquiry and to the best knowledge of the undersigned, it [            ] did [            ] did not acquire the Rights evidenced by this Right Certificate from any Person who is or was an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any transferee of such Persons.

Dated:	,
(Signature)

Signature Guaranteed:

6

Form of Reverse Side of Right Certificate
(continued)

NOTICE

The signatures to the foregoing Assignment and the foregoing Certificate, if applicable, must correspond to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever, and must be guaranteed by a participant in a Securities Transfer Association (“STA”) recognized signature program.

In the event that the foregoing Certificate is not duly executed, with signature guaranteed, the Company may deem the Rights represented by this Right Certificate to be Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such capitalized terms are defined in the Rights Agreement), and not issue any Right Certificate or Right Certificates in exchange for this Right Certificate.

7

Form of Reverse of Right Certificate
(continued)

FORM OF ELECTION TO PURCHASE

(To be executed by the registered holder if such holder
desires to exercise any or all of the Rights
represented by this Right Certificate)

To Onvia.com, Inc.:

The undersigned hereby irrevocably elects to exercise              (            ) of the Rights represented by this Right Certificate to purchase the shares of the Common Stock of the Company, or other securities or property issuable upon the exercise of said number of Rights pursuant to the Rights Agreement.

The undersigned hereby requests that a certificate for any such securities and any such property be issued in the name of and delivered to:

(Name, address and social security or other
identifying number of issuee)

The undersigned hereby further requests that if said number of Rights shall not be all the Rights represented by this Right Certificate, a new Right Certificate for the remaining balance of such Rights be issued in the name of and delivered to:

(Name, address and social security or other
identifying number of issuee)

Dated:                                                   ,
        (Signature)

Signature Guaranteed:

8

Form of Reverse Side of Right Certificate (continued)

CERTIFICATE

The undersigned hereby certifies by checking the appropriate boxes that:

(1)    the Rights evidenced by this Right Certificate [            ] are [            ] are not being exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Acquiring Person or an Affiliate or Associate of any such Acquiring Person (as such terms are defined pursuant to the Rights Agreement);

(2)    after due inquiry and to the best knowledge of the undersigned, it [            ] did [            ] did not acquire the Rights evidenced by this Right Certificate from any Person who is or was an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any transferee of such Persons.

Dated:                                                   ,
        (Signature)

Signature Guaranteed:

NOTICE

The signature to the foregoing Election to Purchase and the foregoing Certificate, if applicable, must correspond to the name as written upon the face of the this Right Certificate in every particular, without alteration or enlargement or any change whatsoever, and must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

In the event that the foregoing Certificate is not executed, with signature guaranteed, the Company may deem the Rights represented by this Right Certificate to be Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such capitalized terms are defined in the Rights Agreement), and not issue any Right Certificate or Right Certificates in exchange for this Right Certificate.

9

Exhibit C

Summary of Rights to Purchase Preferred Stock

UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS ISSUED TO, BENEFICIALLY OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) OR AN ASSOCIATE OR AFFILIATE (AS DEFINED IN THE RIGHTS AGREEMENT) THEREOF AND CERTAIN TRANSFEREES THEREOF WILL BE NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

Onvia.com, Inc.

Summary of Terms of
Rights Agreement

Nature of Right:
When exercisable, each Right (a “Right”) will initially entitle the holder to purchase one one-thousandth of a share of Series RP Preferred Stock (“Preferred Stock”) of Onvia.com, Inc. (the “Company”).

Means of Distribution:
The Rights will be distributed to holders of the Company’s outstanding Common Stock as a dividend of one Right for each share of Common Stock. The Rights will also be attached to all future issuances of Common Stock prior to the Distribution Date (as defined below).

Exercisability:
Rights become exercisable on the earlier of: (i) the date of public announcement by the Company or by any person or group (an “Acquiring Person”) that such person or group has acquired beneficial ownership of 25% or more of the Company’s outstanding Common Stock, or (ii) the tenth business day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence, by any person or group of a tender or exchange offer which would result in such person owning 25% or more of the outstanding Common Stock of the Company (the earlier of such dates being referred to as the “Distribution Date”), provided, that an Acquiring Person does not include an Exempt Person (as such term is defined in the Rights Agreement). Rights will trade separately from the Common Stock once the Rights become exercisable.

Purchase Price:
$18.00 per one one-thousandth of a share of Preferred Stock, which is the amount that in the judgment of the Board of Directors represents the long-term value of the Common Stock over the term of the Rights Agreement (the “Purchase Price”).

Term:	The Rights will expire upon the earlier of (i) ten years after the date of issuance, or November 22, 2012 or (ii) redemption or exchange by the Company as described below.

Redemption of Rights:	Rights are redeemable at a price of $0.01 per Right, by the vote of the Company’s Board of Directors, at any time until the occurrence of a Flip-In Event (defined below).

1

Preferred Stock:
The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $450 or b) 1,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $18,000 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 1,000 times the aggregate payment to be distributed per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares (in integral multiples of one one-thousandth) of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Rights in Event of Self-Dealing Transaction or Acquisition of Substantial Amount of Common Stock:
In the event that an Acquiring Person engages in certain self-dealing transactions or becomes a beneficial owner of 25% or more of the outstanding Common Stock (“Flip-In Events”), a holder of a Right thereafter has the right to purchase, upon payment of the then current Purchase Price, in lieu of one one-thousandth of a share of Preferred Stock per outstanding Right, such number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price divided by one-half the Current Market Price (as defined in the Rights Agreement) of the Common Stock. Notwithstanding the foregoing, Rights held by the Acquiring Person or any Associate or Affiliate thereof or certain transferees will be null and void and no longer be transferable.

2

Self-dealing transactions are defined to include a consolidation, merger or other combination of an Acquiring Person with the Company in which the Company is the surviving corporation, the transfer of assets to the Company in exchange for securities of the Company, the acquisition of securities of the Company (other than in a pro rata distribution to all stockholders), the sale, purchase, transfer, distribution, lease, mortgage, pledge or acquisition of assets by the Acquiring Person to, from or with the Company on other than an arm’s length basis, compensation to an Acquiring Person for services (other than for employment as a regular or part-time employee or director on a basis consistent with the Company’s past practice), a loan or provision of other financial assistance (except proportionately as a stockholder) to an Acquiring Person or the licensing, sale or other transfer of proprietary technology or know-how from the Company to the Acquiring Person on terms not approved by the Board of Directors or a reclassification, recapitalization or other transaction with the effect of increasing by more than 1% the Acquiring Person’s proportionate share of any class of securities of the Company.

Rights in Event of Business Combination:
If, following the occurrence of a Flip-In Event, the Company is acquired by any person in a merger or other business combination transaction in which the Common Stock is exchanged or converted or in which the Company is not the surviving corporation, or 50% or more of its assets or earnings power are sold to any person (“Flip-Over Events”), each holder of a Right (other than an Acquiring Person, or Affiliates or Associates thereof) shall thereafter have the right to purchase, upon payment of the then current Purchase Price, such number of shares of common stock of the acquiring company having a current market value equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

Exchange Option:
In the event (i) any person or group becomes an Acquiring Person or (ii) any of the types of transactions, acquisitions or other events described above as self-dealing transactions occur, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may require all or any portion of the outstanding Rights (other than Rights owned by such Acquiring Person which have become void) to be exchanged for Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Fractional Shares:
No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

3

Adjustment:
The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Rights as Stockholder:	The Rights themselves do not entitle the holder thereof to any rights as a stockholder, including, without limitation, voting rights or to receive dividends.
Amendment of Rights:
Until the Rights become nonredeemable, the Company may, except with respect to the redemption price, amend the Agreement in any manner. After the Rights become nonredeemable, the Company may amend the Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, to shorten or lengthen any time period under the Rights Agreement, or to change or supplement any provision in any manner the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its Affiliates or Associates) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.

A copy of the Rights Agreement is available, free of charge, from the Company, Onvia.com, Inc., 1260 Mercer Street, Seattle, WA 98109; Attention: Corporate Secretary. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended from time to time, which is incorporated in this summary description by reference.

4

Exhibit 99.1

FOR IMMEDIATE RELEASE

ONVIA.COM, INC.

ADOPTS STOCKHOLDER RIGHTS PLAN

Seattle, Washington, November 25, 2002 – Onvia.com, Inc. (Nasdaq:ONVI) announced today that its Board of Directors has unanimously adopted a Stockholder Rights Plan designed to enable all Onvia stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Onvia stockholders in the event that an unsolicited attempt is made to acquire Onvia. The adoption of the Rights Plan is intended to guard against any potential use of takeover tactics designed to gain control of Onvia without paying all stockholders full and fair value. Onvia’s Rights Plan is similar to the form of plan adopted by a substantial number of other public companies.

In adopting the Rights Plan, the Onvia Board of Directors considered the fact that it has recently received a revised unsolicited acquisition proposal from DGR Enterprises, Inc., whose principals include Glenn Ballman, Onvia’s former chief executive, Rob Ayer, another former Onvia executive, and David Bell, an early Onvia investor. According to its most recent SEC filing, the principals of DGR beneficially own approximately 8.29% of Onvia’s outstanding Common Stock.

1

The Board of Directors has not formulated any position with respect to the most recent offer from DGR, which DGR unilaterally extended from November 18, 2002 until December 6, 2002 following Onvia’s announcement that it had engaged Broadview International LLC to explore all of Onvia’s strategic alternatives for maximizing stockholder value and that this review would encompass DGR’s offer if it were extended. The Board of Directors concluded that adoption of the Rights Plan was in the best interests of Onvia’s stockholders and will assist the Board in completing its ongoing review of Onvia’s strategic alternatives and in identifying and implementing, following the completion of that review, the strategy that the Board concludes will best maximize stockholder value.

Under the Rights Plan, stockholders of record at the close of business on December 6, 2002 will receive one share purchase Right for each share of Onvia Common Stock held on that date.

The Rights, which will initially trade with the Common Stock, permit Onvia stockholders, other than the acquiror, to purchase Onvia Common Stock having a market value of twice the exercise price of the Rights when a person or group acquires 25% or more of Onvia’s Common Stock without prior Board approval. Alternatively, when the Rights become exercisable, the Board of Directors may authorize the issuance of one share of Onvia Common Stock in exchange for each Right that is then exercisable. In addition, in the event of certain business combinations, the Rights permit the purchase of the Common Stock of an acquiror at a 50% discount. Rights held by the acquiror will become null and void in each case. Prior to a person or group acquiring 25%, the Rights can be redeemed for $0.01 each by action of the Board. Onvia’s two largest stockholders, who are represented on the Board of Directors, beneficially own approximately 22.5% and 19.0%, respectively, of Onvia’s outstanding Common Stock.

2

The Rights expire on November 22, 2012. The Rights distribution will not be taxable to stockholders and will be payable to stockholders of record on December 6, 2002 and thereafter.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St., Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com. For investor relations questions, please e-mail InvestorRelations@onvia.com.

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements regarding adoption of the Rights Plan, and there can be no assurance that the Rights Plan will be successfully implemented in the face of an unsolicited takeover attempt or that the Rights Plan will result in a higher price per share to stockholders in such event. We have no current plan to update these statements. Actual events may differ substantially from what we say today and no one should assume at a later date that the forward-looking statements provided herein are still valid.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the third quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

In the event that DGR formally commences a tender offer by filing a Tender Offer Statement with the Securities and Exchange Commission, Onvia would be under an obligation to issue a formal recommendation or solicitation governed by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended, within the time, and containing the information, prescribed by such Rule. In the event that any such information is filed, you are advised to read such information carefully because it will contain important information.

3

Exhibit 99.2

ONVIA.COM, INC.

RETAINS INVESTMENT BANKING FIRM TO ASSIST IN EVALUATION OF
STRATEGIC ALTERNATIVES

Seattle, Washington, November 18, 2002 – Onvia.com, Inc. (Nasdaq:ONVI) announced today that its Board of Directors has re-engaged the investment banking firm of Broadview International LLC to assist in conducting a review of all of the company’s strategic alternatives for maximizing stockholder value, including a possible sale of the company. Onvia’s prior engagement with Broadview ended in July 2002. The company noted that there is no assurance that any transaction would result from its review. Any strategic alternative would need the approval of the company’s directors who hold 48.4% of the company’s outstanding common stock and, depending on the nature of the alternative approved, may also require the approval of the company’s shareholders.

On November 14, 2002, DGR Enterprises, Inc., a group that includes Onvia’s former CEO, Glenn Ballman, increased its prior unsolicited proposal to acquire Onvia from $2.75 per share to $3.50 per share. Onvia will not respond to this offer by DGR Enterprise’s deadline of 5 o’clock, November 18. If DGR Enterprises extends the offer, Onvia’s Board of Directors will request that Broadview review this proposal as well as all other strategic alternatives for maximizing stockholder value.

About Onvia

Onvia.com, Inc. helps businesses secure government contracts and government agencies find suppliers online. Onvia assists businesses in identifying and responding to bid opportunities from more than 50,000 government purchasing offices in the $600 billion federal, state, and local government marketplace. Onvia also manages the distribution and reporting of requests for proposals and quotes from more than 400 government agencies nationwide. The size and strength of Onvia’s network allows suppliers and agencies to find better matches quickly, saving time and money. For more information, contact Onvia.com, Inc.: 1260 Mercer St., Seattle, WA 98109. Tel: 206-282-5170, fax: 206-373-8961, or visit www.onvia.com. For investor relations questions, please e-mail InvestorRelations@onvia.com.

1

This release contains, in addition to historical information, forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and involve risks and uncertainties, including statements with respect to the possible sale of the company. There can be no assurance that any transaction, including the sale of Onvia, will result from the engagement of Broadview or the Board of Directors’ examination of strategic alternatives. We have no current plan to update these statements. Actual events may differ substantially from what we say today and no one should assume at a later date that the forward-looking statements provided herein are still valid.

For a detailed discussion of these and other cautionary statements, please refer to Onvia’s filings with the Securities and Exchange Commission (SEC) including Onvia’s Annual Report on Form 10-K for the year ended December 31, 2001, Onvia’s Quarterly Report on Form 10-Q for the third quarter of 2002, and Onvia’s Proxy Statement filed with the SEC on June 27, 2002.

2

Exhibit 99.3

CERTAIN ADDITIONAL INFORMATION REGARDING ONVIA’S RIGHTS PLAN

How does the Rights Plan work?

The Rights become exercisable when a person or group acquires more than 25% of our Common Stock without prior Board approval. Should that happen, our stockholders, other than the acquiror, will be able to purchase, for the $18.00 per Right exercise price, $18.00 worth of Onvia Common Stock at one-half of our then-current per share market price.

The Rights have no immediate value, and will not trade separately from the Common Stock or have separate value unless and until a person or group acquires more than 25% of our Common Stock without prior Board approval.

The Rights Plan does not prevent an acquisition of Onvia. It deals with unilateral actions by a hostile acquiror that may deprive our Board and stockholders of the ability to maximize stockholder value. The Plan does not preclude our Board from considering or accepting an offer to acquire all or part of Onvia, if the Board believes the offer to be in the best interests of our stockholders.

The adoption of the Rights Plan also does not weaken our financial strength or interfere with our business plans in any way. The issuance of the Rights under the Plan has no dilutive effect, will not affect our reported per share operating results and is not taxable to us or our stockholders.

How was the exercise price of the Rights determined?

The exercise price represents the Board’s best judgment, after consultation with its investment bankers, of a price at which Onvia’s Common Stock is likely to trade by the time the Rights Plan expires in November 2012. The price does not represent our Board’s view of any particular price at which Onvia may be sold in the future.

Do the Rights holders have any rights as stockholders?

The Rights themselves do not entitle the holders to any rights as a stockholder, including voting rights or the right to receive dividends.

Why did Onvia.com adopt the Rights Plan and did it consider the unsolicited acquisition proposal from DGR Enterprises in its decision to adopt the Rights Plan?

Onvia adopted the Rights Plan to enable all Onvia stockholders to realize the full value of their investment and to provide for fair and equal treatment for all stockholders in the event that an unsolicited attempt is made to acquire Onvia. The adoption of the Rights Plan is intended to guard against any potential use of takeover tactics designed to gain control of Onvia without paying all stockholders full and fair value. Thousands of public companies have adopted rights plans similar to ours to protect stockholders’ interests in connection with unsolicited acquisition attempts.

In adopting the Rights Plan, our Board of Directors took into consideration the recent actions of DGR Enterprises. Our Board of Directors, working with our investment bankers, has undertaken a review of all of Onvia’s strategic alternatives for maximizing stockholder value, including a possible sale of the company.

Our Board concluded that adoption of the Rights Plan was in the best interests of Onvia’s stockholders and will assist the Board in completing this strategic review and in identifying and implementing, following the completion of that review, the strategy that the Board concludes will best maximize stockholder value. The Board’s review will encompass DGR’s current unsolicited acquisition proposal to acquire Onvia for $3.50 per share subject to the continued pendency of that proposal, which is currently scheduled to expire on December 6, 2002. Pending the outcome of this review, the Board of Directors has not responded to DGR’s revised unsolicited proposal.

Attachment 6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ONVIA.COM, INC.
(Exact name of registrant as specified in its charter)

Delaware	91-1859172
(State of incorporation)	(I.R.S. Employer Identification No.)

1260 Mercer Street Seattle, Washington	98109
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration file number to which this form relates:              (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights, no par value
(Title of class)

Item 1.    Description of Registrant’s Securities to be Registered.

On November 22, 2002, the Board of Directors of Onvia.com, Inc. (the “Company”) declared a dividend distribution of one Preferred Stock Purchase Right (each a “Right” and collectively the “Rights”) for each outstanding share of Common Stock, $0.0001 par value (“Common Stock”), of the Company. The distribution will be paid as of December 6, 2002 (the “Record Date”), to stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company’s Series RP Preferred Stock, $0.0001 par value (the “Preferred Stock”), at a price of $18.00 (the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement dated as of November 22, 2002 (the “Rights Agreement”), between the Company and U.S. Stock Transfer Corp. (the “Rights Agent”). The summary of the Rights Agreement set forth herein is qualified in its entirety by the full text of the Rights Agreement attached hereto as Exhibit 4.1.

Distribution Date.

Until the earlier to occur of (i) the first date of public announcement by the Company or by a person or group of affiliated or associated persons (“Acquiring Person”), other than the Company or any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company including, without limitation, in its fiduciary capacity, or of any subsidiary of the Company, or any individual, firm, corporation, or any partnership, trust or other entity (a “Person”) organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or any Person funding other employee benefits for employees of the Company or any Subsidiary of the Company (“Exempt Person”), that such an Acquiring Person has acquired, or obtained the right to acquire, without (1) approval of the Board of Directors, or (2) either (x) a good faith determination of the Board of Directors that such Person has inadvertently become an Acquiring Person or (y) within two business days of being requested by the Company to advise the Company regarding same, or such earlier date as a majority of the Board of Directors shall become aware of such acquisition of the Common Stock (the “Stock Acquisition Date”) (or, if the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), a written certification from such Person stating that such Person has inadvertently become an Acquiring Person, and in the case of either (x) or (y), (z) such Person divests as promptly as practicable a sufficient number of shares of the outstanding Common Stock so that such Person would no longer beneficially own securities of the Company representing 25% or more of the outstanding Common Stock of the Company (other than solely as a result of a reduction in the outstanding shares of the Common Stock of the Company) or (ii) the tenth business day (subject to extension by the Board prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer by any person (other than by an Exempt Person), the consummation of which would result in the beneficial ownership of 25% or more of the outstanding Common Stock by such person, together with its affiliates and associates (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to all shares of Common Stock that are issued after the Record Date prior to the Distribution Date (or earlier redemption or expiration of the Rights), by certificates representing such shares of Common Stock together with the Summary of Rights attached thereto.

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Issuance of Rights Certificates; Expiration of Rights.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after the Record Date, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company’s Common Stock certificates, with or without the aforesaid legend or the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date. The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier of (i) ten years after the date of issuance, or November 22, 2012 or (ii) redemption or exchange by the Company.

Adjustments to Prevent Dilution.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Rights and Preferences of Series RP Preferred Stock.

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such other series). Each share of Preferred Stock will have a preferential cumulative quarterly dividend in an amount equal to the greater of (a) $450 or (b) 1,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of (a) $18,000 per share, plus accrued dividends to the date of distribution whether or not earned or declared, or (b) an amount per share equal to 1,000 times the aggregate payment to be distributed per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other

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securities, cash and/or other property, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares (in integral multiples of one one-thousandth) of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Right to Buy Company Common Stock.

In the event (i) any person becomes an Acquiring Person or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) consolidates with or merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in on one or more transactions, any assets to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company’s (or its subsidiary’s) past practice, (5) receives the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or know-how (or any other intellectual or industrial property rights recognized under any country’s intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, or (iii) while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the

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proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person (such events are collectively referred to herein as the “Flip-In Events”), then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the then current Purchase Price, in lieu of one one-thousandth of a share of Preferred Stock per outstanding Right, that number of shares of Common Stock having a market value at the time of the transaction equal to the Purchase Price (as adjusted to the Purchase Price in effect immediately prior to the Flip-In Event multiplied by the number of one one-thousandths of a share of Preferred Stock for which a Right was exercisable immediately prior to such Flip-In Event) divided by one-half the average of the daily closing prices per share of the Common Stock for the thirty consecutive trading days (“Current Market Price”) on the date of such Flip-In Event. Notwithstanding the foregoing, Rights held by the Acquiring Person or any Associate or Affiliate thereof or certain transferees will be null and void and no longer be transferable.

The Company may at its option substitute for a share of Common Stock issuable upon the exercise of Rights in accordance with this paragraph such number or fractions of shares of Preferred Stock having an aggregate current market value equal to the Current Market Price of a share of Common Stock. In the event that insufficient shares of Common Stock are available to permit the exercise in full of the Rights in accordance with the foregoing paragraph, the Board of Directors shall, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, (A) determine the excess (such excess, the “Spread”) of (1) the value of the shares of Common Stock issuable upon the exercise of a Right in accordance with this paragraph (the “Current Value”) over (2) the Purchase Price, and (B) with respect to each Right (other than Rights which have become void pursuant to the foregoing paragraph), make adequate provision to substitute for the shares of Common Stock issuable in accordance with this paragraph upon exercise of the Right and payment of the Purchase Price, (1) cash, (2) a reduction in such Purchase Price, (3) shares of Preferred Stock or other equity securities of the Company (including, without limitation, shares or fractions of shares of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the shares of Common Stock, are deemed in good faith by the Board of Directors to have substantially the same value as the shares of Common Stock, (4) debt securities of the Company, (5) other assets, or (6) any combination of the foregoing, having a value which, when added to the value of the shares of Common Stock actually issued upon exercise of such Right, shall have an aggregate value equal to the Current Value (less the amount of any reduction in such Purchase Price); provided, however, that if the Company shall not make adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the Flip-In Event, then the Company shall be obligated to deliver, to the extent permitted by applicable law and any material agreements then in effect to which the Company is a party, upon the surrender for exercise of a Right and without requiring payment of such Purchase Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of Preferred Stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. Rights are not exercisable following the occurrence of the events set forth in the foregoing paragraph until the expiration of the period during which the Rights may be redeemed as described below.

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Right to Buy Acquiring Company Stock.

Unless the Rights are earlier redeemed, in the event that following the first occurrence of a Flip-In Event, the Company were to be acquired in a merger or other business combination in which any shares of the Company’s Common Stock are exchanged or converted for other securities or assets (other than a merger or other business combination in which the voting power represented by the Company’s securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction), or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the “Flip-Over Events”), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right (other than an Acquiring Person, or affiliates or associates thereof) will from and after such date have the right to receive, upon payment of the then current Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to the Purchase Price divided by one-half the Current Market Price of such common stock.

Cash Paid Instead of Issuing Fractional Shares.

No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

Redemption.

At any time until the occurrence of a Flip-In Event, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Exchange Provision.

At any time after the occurrence of a Flip-In Event and prior to the earlier of a Flip-Over Event or such time as any Person (other than an Exempt Person), together with all Affiliates and Associates, becomes the Beneficial Owner of more than 50% of the Common Stock outstanding, the Board of Directors of the Company may, at its option, exchange all or any portion of the outstanding Rights (other than Rights held by any Acquiring Person which have become void) for shares of Common Stock on a pro rata basis, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges) per Right. Immediately upon the ordering of such exchange and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive shares of Common Stock or Common Stock Equivalents pursuant to the exchange. In the event there are insufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights, the Company shall take all actions necessary to authorize additional shares.

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Amendment of Rights Agreement.

Until the Rights become nonredeemable the Company may, except with respect to the redemption price of the Rights, amend the Rights Agreement in any manner. After the Rights become nonredeemable, the Company may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, or to shorten or lengthen any time period under the Rights Agreement, or to arrange or supplement the provisions hereunder in any manner which the Company may deem necessary or desirable, provided that no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person or its affiliates or associates) or cause the Rights to again be redeemable or the Agreement to again be freely amendable.

No Shareholder Rights Prior to Exercise.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Tax Consequences.

The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company’s shares of Common Stock. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

Certain Anti-Takeover Effects.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company’s Board of Directors. However, the Rights should not interfere with any merger or other business combination approved by the Board.

The form of Rights Agreement between the Company and U.S. Stock Transfer Corp. as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock filed with the Delaware Secretary of State on November 25, 2002 is attached hereto as Exhibit 4.2. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.    Exhibits.

The form of Rights Agreement between the Company and U.S. Stock Transfer Corp. as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock filed with the Delaware Secretary of State on November 25, 2002 is attached hereto as Exhibit 4.2.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ONVIA.COM, INC.

Date: November 25, 2002	By:	/s/ MICHAEL D. PICKETT
Michael D. Pickett Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

4.1
Form of Rights Agreement between the Company and U.S. Stock Transfer Corp. as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate, and as Exhibit C the Summary of Terms of Rights Agreement) (incorporated by reference to Exhibit 4.1 from Registrant’s Form 8-K dated November 25, 2002)

4.2	Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock filed with the Delaware Secretary of State on November 25, 2002.

EXHIBIT 4.2

ONVIA.COM, INC.

CERTIFICATE
OF DESIGNATION, PREFERENCES AND RIGHTS
OF THE TERMS OF THE
SERIES RP PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

We, the Chief Executive Officer and the Secretary, respectively, of Onvia.com, Inc., organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY:

That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the said Corporation, the said Board of Directors on November 22, 2002, adopted the following resolution creating a series of 11,000 shares of Preferred Stock designated as Series RP Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Corporation be and it hereby is created, and that the designation and amount thereof and the powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

Section 1.    Designation and Amount.    The shares of such series shall be designated as “Series RP Preferred Stock” (the “Series RP Preferred Stock”), $0.0001 par value per share, and the number of shares constituting such series shall be 11,000.

Section 2.    Dividends and Distributions.

(A)    The dividend rate on the shares of Series RP Preferred Stock shall be for each quarterly dividend (hereinafter referred to as a “quarterly dividend period”), which quarterly dividend periods shall commence on February 1, May 1, August 1 and November 1 each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”) (or in the case of original issuance, from the date of original issuance) and shall end on and include the day next preceding the first date of the next quarterly dividend period, at a rate per quarterly dividend period (rounded to the nearest cent) equal to the greater of (a) $450 or (b) subject to the provisions for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in cash, based upon the fair market value at the time the non-cash dividend or other distribution is declared as determined in good faith by the Board of Directors) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared (but not withdrawn) on the Common Stock, par value $0.0001 per share, of the Corporation (the

“Common Stock”) during the immediately preceding quarterly dividend period, or, with respect to the first quarterly dividend period, since the first issuance of any share or fraction of a share of Series RP Preferred Stock. In the event this Company shall at any time after December 6, 2002 (the “Rights Declaration Date”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B)    Dividends shall begin to accrue and be cumulative on outstanding shares of Series RP Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series RP Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series RP Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series RP Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series RP Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 45 days prior to the date fixed for the payment thereof.

Section 3.    Voting Rights.    The holders of shares of Series RP Preferred Stock shall have the following voting rights:

(A)    Subject to the provision for adjustment hereinafter set forth, each share of Series RP Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B)    Except as otherwise provided herein, in the Certificate of Incorporation or Bylaws, the holders of shares of Series RP Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

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(C)    Except as set forth herein, in the Certificate of Incorporation and in the Bylaws, holders of Series RP Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.    Reacquired Shares.    Any shares of Series RP Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 5.    Liquidation, Dissolution or Winding Up.

(A)    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series RP Preferred Stock shall be entitled to receive the greater of (a) $18,000 per share, plus accrued dividends to the date of distribution, whether or not earned or declared, or (b) an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series RP Preferred Stock were entitled immediately prior to such event pursuant to clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 6.    Consolidation, Merger, etc.    In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series RP Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series RP Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

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Section 7.    No Redemption.    The shares of Series RP Preferred Stock shall not be redeemable.

Section 8.    Fractional Shares.    Series RP Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of holders of Series RP Preferred Stock. All payments made with respect to fractional shares hereunder shall be rounded to the nearest whole cent.

Section 9.    Certain Restrictions.

(A)    Whenever quarterly dividends or other dividends or distributions payable on the Series RP Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series RP Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)    declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series RP Preferred Stock;

(ii)    declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series RP Preferred Stock, except dividends paid ratably on the Series RP Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)    redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series RP Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series RP Preferred Stock; or

(iv)    purchase or otherwise acquire for consideration any shares of Series RP Preferred Stock, or any shares of stock ranking on a parity with the Series RP Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

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(B)    The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 9, purchase or otherwise acquire such shares at such time and in such manner.

Section 10.    Ranking.    The Series RP Preferred Stock shall be junior to all other Series of the Corporation’s Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any series shall provide otherwise.

Section 11.    Amendment.    The Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series RP Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series RP Preferred Stock voting together as a single class.

IN WITNESS WHEREOF, we have executed and subscribed this Certificate and do affirm the foregoing as true under the penalties of perjury this 22nd day of November, 2002.

/s/ MICHAEL D. PICKETT
Michael D. Pickett Title: Chief Executive Officer

Attest:

/s/ ANDREW MUN
Andrew Mun Secretary

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